As Filed with the Securities and Exchange Commission on August 16, 2001

File No. 333-62430

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3 TO

FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

NATIONAL SCIENTIFIC CORPORATION
(Name of Small Business Issuer in its Charter)

Texas	3674	86-0837077

(State or Other	(Primary Standard Industrial	(I.R.S. Employer

Jurisdiction of	Classification Code Number)	Identification No.)

Incorporation or Organization)
4455 East Camelback Road, Suite E160
Phoenix, Arizona 85018
(602) 954-1492
(Address and Telephone Number of Principal Executive Offices)

CT Corporation System
3225 North Central Avenue, Suite 1601
Phoenix, Arizona 85012
(602) 277-4792
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Gregory R. Hall, Esq.
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004
(602) 528-4000

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act

registration statement number of the earlier effective registration statement for the same offering  [      ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  [      ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  [      ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box  [      ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, may determine.

Prospectus Summary
The Offering
Risk Factors
A Note About Forward-Looking Statements
Use of Proceeds
Dilution
Market for Common Equity and Related Stockholder Matters
Dividends
Impact of the “Penny Stock” Rules on Buying or Selling our Common Stock
Determination of Offering Price
The Common Stock Purchase Agreement
The Draw Down Procedure and the Stock Purchases
Plan of Distribution
Selling Securityholders
Management’s Discussion and Analysis and Plan of Operation
Business
Legal Proceedings
Directors, Executive Officers, Promoters and Control Persons
Security Ownership of Certain Beneficial Owners and Management
Description of Securities
Interests of Named Experts and Counsel
Description of Property
Certain Relationships and Related Transactions
Executive Compensation
Compensation/Employment Agreements
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Financial Statements
Report of Independent Public Accountants
Balance Sheets
Statements of Operations
Statements of Changes in Shareholders’ Equity (Deficit)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
Statements of Cash Flows
Notes to Financial Statements
Unaudited Condensed Balance Sheet
Unaudited Condensed Statements of Operations
Condensed Statements of Cash Flows
Unaudited Condensed Statements of Cash Flows
Statements of Changes in Shareholders’ Equity (Deficit)
Notes To Financial Statements
PART II
Information Not Required In The Prospectus
Item 24. Indemnification of Directors and Officers
Item 25. Other Expenses of Issuance and Distribution
Item 26. Recent Sales of Unregistered Securities
Item 27. Exhibits
Item 28. Undertakings
Signatures
Exhibits
SB-2/A
EX-10.18
EX-23.1

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 16, 2001

Prospectus

18,602,180 Shares of Common Stock

     This prospectus relates to the 18,602,180 shares of our common stock being registered for possible resale, from time to time, by Coriander Enterprises Limited and Ladenburg Thalmann & Co. Inc. Of such shares, 824,402 shares are reserved for issuance upon exercise of warrants that have been granted to Coriander Enterprises and Ladenburg Thalmann and the 17,777,778 remaining shares may be issued pursuant to a common stock purchase agreement we entered into with Coriander Enterprises that establishes an equity line of credit. Under the common stock purchase agreement, Coriander Enterprises will purchase shares of our common stock at an 8% discount to the market price of such common stock. See “The Common Stock Purchase Agreement” beginning on page 12.

     Coriander Enterprises is an “underwriter” within the meaning of the Securities Act of 1933 in connection with its resale of our common stock.

     Our common stock is traded on the OTC Bulletin Board under the symbol “NSCT.” On June 5, 2001, the closing bid price of our common stock was $1.22 per share.

     Investing in our common stock involves risks, which are described in the “risk factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2001.

Page

Prospectus Summary	1

The Offering	2

Risk Factors	5

A Note About Forward-Looking Statements	10

Use of Proceeds	10

Dilution	10

Market for Common Equity and Related Stockholder Matters	11

Dividends	12

Impact of the “Penny Stock” Rules on Buying or Selling our Common Stock	12

Determination of Offering Price	13

The Common Stock Purchase Agreement	13

The Draw Down Procedure and the Stock Purchases	14

Plan of Distribution	20

Selling Securityholders	24

Management’s Discussion and Analysis and Plan of Operation	26

Business	30

Legal Proceedings	40

Directors, Executive Officers, Promoters and Control Persons	41

Security Ownership of Certain Beneficial Owners and Management	42

Description of Securities	44

Interests of Named Experts and Counsel	47

Description of Property	47

Certain Relationships and Related Transactions	48

Executive Compensation	48

Compensation/Employment Agreements	49

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	50

Financial Statements	1

Report of Independent Public Accountants	2

PART II	1

Information Not Required In The Prospectus	1

Item 24. Indemnification of Directors and Officers	1

Item 25. Other Expenses of Issuance and Distribution	3

Item 26. Recent Sales of Unregistered Securities	3

Item 27. Exhibits	4

Item 28. Undertakings	4

Signatures	7

Exhibits	8

-i-

Prospectus Summary

     This summary highlights important information regarding our business and this offering. You should read the entire prospectus carefully, including “risk factors” and our financial statements and related notes, before deciding to invest in our common stock.

National Scientific Corporation

     National Scientific Corporation’s core business focuses on the research and development of devices and designs that are intended to enhance the performance of various products commonly used in the semiconductor and electronics industries. We primarily design products that we believe will have a broad application and acceptance in the commercial marketplace.

     We currently hold U.S. Patents on six devices and designs and have several patent applications pending. We plan to continue to develop our existing patented technologies as well as develop new performance-enhancing devices and designs for use in the semi-conductor and electronics industries. Our business plan contemplates that we will generate revenue by entering into strategic joint venture licensing agreements, manufacturing agreements, development agreements and other arrangements with manufacturing firms and/or entities that will incorporate our technologies into their products.

     We believe our decentralized business model will enable us to add other operating divisions as we grow from our purely research and development roots into a research, development and production organization.

     To generate revenue to fund our core business and implement our business plan, we are currently engaged in the import/export business of distributing electronic and other semiconductor-related products to customers in Asia and the United States.

     We generated no revenues from our operations for the fiscal years ended September 30, 1999 and 2000. At June 30, 2001, we had an accumulated deficit of $21,248,614. Our revenues for the fiscal quarter ended June 30, 2001, were $299,000, which were attributable to our import/export distribution business.

     We incorporated in Texas in 1953. Prior to 1996, our business primarily involved maintaining mortgage portfolios. In 1996 we abandoned this line of business. Our principal executive offices are located at 4455 East Camelback Road, Suite E160, Phoenix, Arizona 85018. Our telephone number is (602) 954-1492.

The Offering

Shares of Common Stock That Coriander Enterprises and Ladenburg Thalmann Will Offer	18,602,180

Offering Price	To be determined at the time Coriander Enterprises and Ladenburg Thalmann sell the shares.

Common Stock Outstanding Before the Offering	47,357,498 (1)

After the Offering	65,959,678 (1)(2)

Use of Proceeds	We will not receive any proceeds from Coriander Enterprises’ and Ladenburg Thalmann’s sales of common stock. However, we will receive the proceeds of any common stock we sell to Coriander Enterprises under the equity line of credit and upon Coriander Enterprises’ and Ladenburg Thalmann’s exercise of warrants when, and if, they pay the exercise price in cash. We expect to use substantially all of the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.

OTC Bulletin Board Symbol	NSCT

(1)	Excludes:

•	8,944,501 shares of common stock underlying outstanding warrants and common stock subject to outstanding stock options we previously granted under our stock option plans as of May 18, 2001.

•	2,105,499 shares of common stock available for future grants under our stock option plans.

(2)	Assumes that we issue 17,777,778 shares of common stock under the equity line of credit agreement and that Coriander Enterprises and Ladenburg Thalmann exercise all 824,402 warrants we granted to them.

Selected Summary Financial Information

				Nine Months
				Ended
	Year Ended September 30,			June 30, 2001
Statement of Operations Data:	1998	1999	2000	(Unaudited)

Net Revenues (1)	$—	$—	$—	$616,780

Direct cost of revenues	—	—	—	605,250

Gross profit	—	—	—	11,530

Other operating expenses	206,863	65,398	197,536	839,084

Salaries and benefits	73,706	—	—	717,497

Consulting fees, related party	75,725	700,420	6,960,170	422,008

Research and development	321,067	130,463	1,433,751	1,020,606

Stock Compensation	64,040	40,916	50,320	5,664,842

Income (loss) from operations	(741,401)	(937,197)	(8,641,777)	(8,652,507)

Other income (expense) – net	(31,144)	(7,258)	66,478	90,872

Net loss	$(772,545)	$(944,455)	$(8,575,299)	$(8,561,635)

Net loss per common share basic and diluted (2)	$(0.04)	$(0.03)	$(0.20)	$(0.18)

	As of September 30,

Balance Sheet Data:	1998	1999	2000	June 30, 2001

Cash and cash equivalents (3)	$21,735	$62,185	$2,584,900	$835,411

Working capital	16,408	33,738	2,864,502	1,239,044

Total current assets	34,235	62,185	2,890,456	1,718,825

Long-term debt, less current portion	110,000	—	—	—

Series B Convertible Preferred Stock	1,500	—	—	—

Total stockholders’ (deficit) equity	(88,916)	(72,922)	2,871,899	1,477,956

(1)	Revenues resulted from exports of electronic products to Asia purchased in the United States.

(2)	Excludes options and warrants as they are antidilutive.

(3)	Increase in cash in 2000 resulted from exercise of warrants.

Risk Factors

     Before you invest in shares of our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase the shares of our common stock. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operation could be materially and adversely affected. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

We have a history of losses and we may never achieve or sustain profitability.

     We have experienced significant losses and negative cash flows from our research and development endeavors since we began such activities in 1996. As of June 30, 2001, we had an accumulated deficit of $21,248,614. We had no revenues for the fiscal years ended September 30, 1999 and 2000. Although we reported revenues of $317,780 and $299,000 during the fiscal quarters ended March 31, 2001 and June 30, 2001, respectively, these revenues were derived from our import and export activities. The future profitability of our core business will depend primarily on our ability to generate revenues from the sale of our products and the licensing of our technology. We may find it necessary to accelerate expenditures relating to the sale or licensing of our products. If our revenue grows at a slower rate than we anticipate, or if our expenditures exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

If we are unable to obtain additional capital from other financings, we may have to significantly curtail the scope of our operations and alter our business model.

     We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we may need to raise additional funds, from equity or debt sources. Our cash requirements are substantial, and, despite the fact that we have raised approximately $4.4 million in recent private placement transactions, amounts available under the equity line of credit may still not be sufficient to meet our cash needs in the future. In addition, business and economic conditions may make it unfeasible or undesirable to draw down under the common stock purchase agreement at every opportunity, and draw downs are available only once every 22 trading days. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote or market our products, develop or enhance our existing technologies, take advantage of business opportunities or respond to competitive pressures, any of which could cause us to significantly curtail the scope of our operations and alter our business model.

If we are unable to draw down all or substantially all of the $24 million under the equity line, we may have to significantly curtail the scope of our operations and alter our business plan.

     The maximum draw down amount every 22 trading days under our equity line facility is the lesser of $1,000,000 or 6% of the weighted average price of our stock for the 60 days period prior to the draw down multiplied by the total trading volume for that 60 day period. If our stock price and trading volume fall below established levels, then we will not be able to draw down all $24 million pursuant to the proposed equity line facility with Coriander Enterprises. During the 60-day period ended June 30, 2001, our weighted average stock price was $1.19 per share and our total daily trading volume was 6,403,600 shares. Based on such stock price and trading volume levels, the maximum draw down amount available to us during such period would have been $390,554. Accordingly, our stock price and the trading volume of our stock will have to increase substantially in the future in order for us to have access to the full $24 million under the equity line. In addition, business and economic conditions may not make it feasible for us to make a draw down pursuant to the facility. Further, if our common stock is delisted from the OTC Bulletin Board, we fail to keep the registration statement effective, or we experience a material adverse change to our business Coriander Enterprises would not be obligated to purchase shares subject to a draw down notice. A number of factors may limit our ability to access all or part of our equity line, which could cause us to curtail or cease our operations.

Our common stock purchase agreement limits the number of shares of common stock Coriander Enterprises is required to hold at any one time to 9.9%, which may further limit our ability to draw down amounts that we request and which may cause us to significantly curtail the scope of our operations and alter our business plan.

     The common stock purchase agreement provides that we may not sell shares of our common stock pursuant to our draw down rights under such agreement if such sale would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock at the time of issuance. Accordingly, we may have to significantly curtail the scope of our operations and alter our business plan if, at the time of one or more draw downs, this 9.9% restriction results in our inability to draw down some or all of the amounts requested in any draw down notice.

If we are unable to successfully implement our business model and profitably exploit our portfolio of patented technologies, we may never generate revenue and the value of your stock may be significantly reduced.

     Our business model contemplates that we will successfully develop prototypes of our inventions and designs and, thereafter, establish partnerships and strategic relationships with third parties to commercialize such inventions and designs. Our business model further contemplates that we will generate revenue from the licensing of our inventions and designs through these partnerships and strategic relationships, and that we will achieve profitability by gaining market acceptance of our inventions and designs with both the users of our products and those third parties to whom we license these products. If we are unable to successfully establish such partnerships and strategic relationships and achieve broad market acceptance of our technology, we may be unable to generate revenue from our business or operate profitably and the value of your investment could be significantly reduced.

If we or any of our strategic partners experience problems with the complex manufacturing processes of our devices and products, we will not be able to accurately forecast manufacturing yields and costs, which will in turn negatively impact our ability to operate profitably and the value of our stock.

     The manufacturing processes of our devices and products involve numerous complex steps. Minor deviations can cause losses from the manufacturing process, and in some cases, cause production to be suspended. The complex manufacturing process of our products makes it extremely difficult to accurately forecast manufacturing yields and costs and will likely become even more complex as the complexity of manufacturing our technologies increases. Our forward product pricing model includes assumptions of improving manufacturing yields and, as a result, material variances between projected and actual yields will have a direct effect on our gross margins, profitability and financial condition. Our failure to accurately forecast manufacturing yields and costs could result in decreases in profitability and a corresponding decline in our stock price.

If the foreign markets that we plan to do business in prove volatile, our ability to generate revenue from such markets may be negatively impacted, which may in turn cause a decline in our profitability.

     We plan to conduct operations in foreign markets such as the Asia-Pacific region. Our overall operating performance may be impacted by the volatile economic situation in the Asia-Pacific region. This volatility has increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region, including such areas as Japan and other countries in the Asia-Pacific region, principally Malaysia, Taiwan, South Korea and Hong Kong. Any material change in the economic situation in such countries could negatively impact our ability to generate revenue from such markets and, therefore, cause a decline in our profitability and stock price.

If we are unable to keep pace with technological developments in the highly competitive and rapidly evolving semiconductor industry, we may not be able to successfully market our products or generate revenue.

     We compete primarily in the semiconductor industry, which is characterized by intense competition, rapid technological change, short product cycles and evolving industry standards and continual price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources. Our competitors include specialized, rapidly growing companies that sell products in the same markets that we will target. We cannot assure you that the price and performance of our products will be superior relative to the products of our competitors and that we will successfully stay ahead of or keep pace with the rapid technological changes in the semiconductor industry. Our failure to stay ahead of or keep pace with technological developments and emerging standards within the semiconductor industry may result in lower prices of our products, lack of a market for our products, fewer customer orders than our competitors, reduced revenues, reduced gross margins and a lower market share of our products.

We may experience cyclical fluctuations in the demand and supply for our semiconductor products, which may cause a decline in our sales or the prices of our products and a corresponding decline in our revenues and profitability.

     The semiconductor industry historically has experienced cyclical fluctuations with respect to the demand and supply for semiconductor products. These fluctuations are caused by:

•	Excess production capacity in the industry;

•	Maturing product cycles;

•	Rapid technological change in the industry; and

•	General economic conditions in the industry.

     The occurrence of one or more of these factors may cause periodic declines in our sales or the prices of our products and a corresponding decline in our revenues and profitability.

Failure to protect our proprietary rights will substantially impair our ability to generate profits.

     The objective of our business model is the successful commercial exploitation of a portfolio of patented and patent pending technologies. Failure to protect our proprietary rights could impair our ability to generate profits and harm our strategic relationships and partnerships. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. We may incur costs to obtain patents and defend our intellectual property and rely upon the laws of the United States and of foreign countries in which we develop, license, manufacture, or sell our products to protect our proprietary rights. However, there can be no assurance that other parties will not challenge, invalidate or circumvent our proprietary rights. Infringement upon our proprietary rights by a third party could result in uncompensated lost market and revenue opportunities for us.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to our stockholders and may negatively impact an investor’s ability to sell our common stock.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. In fiscal 2000, our stock price ranged from a high of $19.125 to a low of $0.205 per share, and in the first three quarters of fiscal 2001, our stock price ranged form a high of $5.06 to a low of $0.76. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

A Note About Forward-Looking Statements

     This prospectus contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this prospectus, the words “believe,” “expect,” “anticipate,” “estimate,” “plan” and similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks, uncertainties, and assumptions, including those identified under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Use of Proceeds

     We will not receive any proceeds from Coriander Enterprises’ sale of shares of our common stock. However, we will receive the proceeds from any sale of common stock to Coriander Enterprises under the common stock purchase agreement described in this prospectus and upon the exercise of Coriander Enterprises’ warrants and Ladenburg Thalmann’s warrants, when, and if, they exercise the warrants.

     We expect to use substantially all the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions.

Dilution

     The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

     The net tangible book value of our common stock as of June 30, 2001, was $1,377,691, or approximately $0.03 per share. Assuming that we issued on June 30, 2001, either a total of 2,000,000 shares or a total of 17,777,778 shares to Coriander Enterprises under the common stock purchase agreement at $1.24 per share, representing 92% of the closing price for our common stock on May 18, 2001, and we paid our placement agent a 6% placement fee, we would receive a net price per share of $1.16 and, accordingly, our pro forma net tangible book value at the end of that transaction would be $4,756,635 or $23,026,635, respectively, or $0.10 or $0.35 per share, respectively. This represents an immediate increase in the pro forma net tangible book value of $0.04 per share or $0.30 per share, as the case may be, to existing shareholders on June 30, 2001.

     If Coriander Enterprises then resold all 2,000,000 shares or all 17,777,778 shares, as the case may be, to the public using this prospectus at the $1.35 per share market price of our common stock on May 18, 2001, then the purchasers of our common stock under this prospectus would realize an immediate dilution of approximately $1.15 per share or $0.89 per share, respectively. The actual dilution to the purchasers under this prospectus may be greater or less than in this example, depending on the actual price paid for shares, the actual prices at which we issue shares under the common stock purchase agreement and how many of the vested options and warrants outstanding have been exercised at the time of the investment. The foregoing calculation does not take into account any vested options or warrants that may be exercised before the purchase of such shares including the warrants to purchase an aggregate of 824,402 shares of our common stock issued to Coriander Enterprises and Ladenburg Thalmann at an exercise price of $1.67 per share.

     In the future we may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.

Market for Common Equity and Related Stockholder Matters

     Our common stock is quoted and traded on a limited and sporadic basis on the OTC Bulletin Board operated by The Nasdaq Stock Market, Inc. under the trading symbol “NSCT.” The limited and sporadic trading does not constitute, nor should it be considered, an established public trading market for our common stock. The following table sets forth the high and low closing bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board, Nasdaq Trading and Market Services. Such quotations reflect inter-dealer prices, without real mark-up, mark-down or commissions, and may not necessarily represent actual transactions. We have 418 stockholders of record of our common stock as of May 18, 2001.

Fiscal 2001	High	Low

Fourth Quarter (through August 10, 2001)	$0.90	$0.42

Third Quarter	$1.81	$0.76

Second Quarter	$3.182	$1.260

First Quarter	$5.062	$1.040

Fiscal 2000	High	Low

Fourth Quarter	$8.25	$4.969

Third Quarter	$10.187	$3.875

Second Quarter	$19.125	$1.625

First Quarter	$3.187	$0.205

Fiscal 1999	High	Low

Fourth Quarter	$0.31	$0.170

Third Quarter	$0.296	$0.130

Second Quarter	$0.39	$0.10

First Quarter	$0.26	$0.11

Dividends

     We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future. Our board of directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

Impact of the “Penny Stock” Rules on Buying or Selling our Common Stock

     Trading in our common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. In addition, unless an exception is available, the broker-dealer must deliver a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market prior to any transaction. Further, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage them from transactions in our common stock, which could severely limit the market price and liquidity of our securities.

Determination of Offering Price

     The per share price of our common stock will be determined by a formula set forth in the common stock purchase agreement based on the volume weighted average market price of our common stock for the 22 day period following our request for a draw less an 8% discount. Please review the immediately following Common Stock Purchase Agreement section of this prospectus for a more detailed description of how the offering price is calculated.

The Common Stock Purchase Agreement

     We entered into a common stock purchase agreement on May 14, 2001, with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

     In general, the draw down facility operates as follows: the investor, Coriander Enterprises, has committed to provide us up to $24 million as we request it over a 24 month period, in return for common stock we issue to Coriander Enterprises. Once every 22 trading days, we may request a draw. The amount we can draw at each request must be at least $50,000. The maximum amount we can actually draw for each request is also limited to the lesser of $1,000,000 and 6% of the weighted average price of our common stock for the 60 days prior to the date of our request multiplied by the total trading volume of our common stock for such 60 day period. We may request a maximum of 24 draws during the 24-month period. We are under no obligation to issue any shares to Coriander Enterprises or to request a draw down during any period. The aggregate total of all draw downs under the equity draw down facility cannot exceed $24 million.

     For each draw down request, we must state the amount of the draw down and the minimum threshold price at which we are willing to sell shares of our common stock to Coriander Enterprises. The 22 day trading period immediately following the date of our draw down request is used to determine the number of shares and price per share of the common stock that we will issue to Coriander Enterprises.

     Each 22-day trading period following a draw down request is divided into two 11 trading day settlement periods. Within two trading days after the first 11 trading day settlement period, we will receive funds from Coriander Enterprises equal to one half of the amount stated in our draw down request less 1/22nd of the amount stated in our draw down request during which any of the events described under the caption “Amount of the Draw Down” at page 13 occurs and less all escrow and placement agent fees. Within two trading days following the second 11 trading day settlement period, we will receive from Coriander Enterprises an amount equal to the amount stated in our draw down request, less the amount of funds we received at the first settlement, less 1/22nd of the amount stated in our draw down request during which any of events described under the caption the “Amount of Draw Down” starting at page 13 occurs, and less all escrow and placement agent fees.

     Coriander Enterprises will receive shares of our common stock after each of the two 11 trading day settlement periods as consideration for the funds provided to us pursuant to our draw down requests. The formulas for determining the number of shares that we will issue to Coriander Enterprises and the price per share paid by Coriander Enterprises are described in detail in the common stock purchase agreement and in “The Draw Down Procedure and Stock Purchases” beginning at page 13.

     The per share price that Coriander Enterprises pays for our common stock for each draw down includes a 8% discount to the average daily market price of our common stock for each day during the 22 day trading period after our draw down request, weighted by trading volume during each such trading day. We will receive the amount of the draw down less an escrow agent fee of $1,000 per settlement period and a placement fee equal to 6% of the gross proceeds, which is payable to the placement agent, Ladenburg Thalmann, which introduced Coriander Enterprises to us.

     The common stock purchase agreement prohibits us from drawing funds if the issuance of shares of common stock to Coriander Enterprises pursuant to the draw down would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock at the time of issuance. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the draw down and Coriander Enterprises will not be obligated to purchase those shares. Of course, Coriander Enterprise may resell the shares it holds, thereby reducing the number of shares it beneficially owns, which would enable us to issue additional shares to Coriander Enterprises without violating this 9.9% condition.

     In connection with the common stock purchase agreement, we issued to Coriander Enterprises at the initial closing a warrant to purchase up to 412,201 shares of our common stock. The warrant has a term from its date of issuance of three years. The exercise price of the warrant is $1.67. Coriander Enterprises is under no obligation to exercise this warrant. We also issued an identical warrant to Ladenburg Thalmann. Neither Coriander Enterprises nor National Scientific may assign their respective rights or obligations under the common stock purchase agreement or any provisions of that agreement.

The Draw Down Procedure and the Stock Purchases

     We may request a draw down by faxing to Coriander Enterprises a draw down notice, stating the amount of the draw down that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

Amount of the Draw Down

     No draw down can be less than $50,000 or more than the lesser of $1 million or 6% of the weighted average price of our common stock for the 60 days prior to the date of our draw down request multiplied by the total trading volume of our common stock for the 60 days prior to our draw down request.

     Additionally, if any of the following events occur during either settlement period, the investment amount for that settlement period will be reduced by 1/22:

•	the volume weighted average price of our common stock is less than the minimum threshold price we designate;

•	our common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

•	if sales of previously drawn down shares pursuant to the registration statement of which this prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

     The volume weighted average price of any trading day during a settlement period on which one of the above events occurs will not be used in the calculation of the pricing of the shares purchased during that settlement period.

     Thus, with respect to the first bullet above, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 22 trading days after our draw down request, then the amount that we can draw and the number of shares that we will issue to Coriander Enterprises will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Coriander Enterprises at the reduced price. If we draw on the equity draw down facility, then we cannot make another draw down request until the following draw down period.

Number of Shares

     The 22 trading days immediately following the draw down notice are used to determine the number of shares that we will issue in return for the investment amount provided by Coriander Enterprises. To determine the number of shares of common stock that we can issue in connection with a draw down, take 1/22 of the draw down amount determined by the formula above, and for each of the 22 trading days immediately following the date on which we give notice of a draw down, and divide it by 92% of the volume-weighted average daily trading price of our common stock for that day. The 92% accounts for Coriander Enterprises’ 8% discount. The sum of these daily calculations in each settlement period produces the number of common shares that we will issue in each settlement period, unless, as described above, the volume-weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement is suspended, in which case those days are ignored in the calculation.

Sample Calculation of Stock Purchases

     The following is an example of the calculation of the draw down amount and the number of shares we would issue to Coriander Enterprises in connection with that draw down based on the assumptions noted in the discussion below.

Sample Draw Down Amount Calculation

     For purposes of this example, suppose that we provide a draw down notice to Coriander Enterprises, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Coriander Enterprises during this draw down period. Suppose further that the total daily trading volume for the 60 days prior to our draw down notice is 5,000,000 shares and that the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the notice is $1.50. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

•	the total trading volume for the 60 days prior to our draw down notice, 5,000,000, multiplied by

•	the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the draw down notice, $1.50, multiplied by 6%

•	equals $450,000.00.

     The maximum amount we can draw down under the formula is therefore capped at $450,000.00, subject to further reductions if the volume-weighted average daily price of our common stock for any of the 22 trading days following the draw down notice is below the threshold price we set of $1.00. For example, if the volume-weighted average daily price of our common stock is below $1.00 on three of those 22 days, the $450,000.00 would be reduced by 1/22 for each of those days and our aggregate draw down amount for both settlement periods would be 19/22 of $450,000.00, or $388,636.36.

Sample Calculation of Number of Shares

     Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

1/22 of the draw down amount of $450,000.00 divided by

92% of the volume-weighted average daily price.

     For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $450,000.00 is $20,454.55. Divide $20,454.55 by $1.84, representing 92% of the volume-weighted average daily price for that day of $2.00 per share, to get 11,117 shares. Perform this calculation for each of the 22 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $1.00 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are three days that must be excluded: days 20, 21 and 22.

     After excluding the days that are below the threshold price, the amount of our draw down for both settlement periods in this example would be $388,636.07. The total number of shares that we would issue to Coriander Enterprises for this draw down request would be 283,157 shares, so long as those shares do not cause the Coriander Enterprises’ beneficial ownership to exceed 9.9% of our issued and outstanding common stock. If we divide the draw down amount by the number of shares issued, Coriander Enterprises would pay $1.37 per share in this example.

	Volume Weighted		Draw down	Number of
Trading Day	Average Price(1)		Amount	Shares

1	$2.000		$20,454.53	11,117

2	$1.820		$20,454.53	12,216

3	$1.820		$20,454.53	12,216

4	$1.600		$20,454.53	13.896

5	$1.575		$20,454.53	14,116

6	$1.575		$20,454.53	14,116

7	$1.250		$20,454.53	17,787

8	$1.150		$20,454.53	19,330

9	$1.300		$20,454.53	17,102

10	$1.345		$20,454.53	16,530

11	$1.461		$20,454.53	15,218

12	$1.461		$20,454.53	15,218

13	$1.575		$20,454.53	14,116

14	$1.461		$20,454.53	15,218

15	$1.345		$20,454.53	16,530

16	$1.550		$20,454.53	14,344

17	$1.565		$20,454.53	14,207

18	$1.622		$20,454.53	13,707

19	$1.375		$20,454.53	16,170

20	$0.800	(2)	0	0

21	$0.750	(2)	0	0

22	$0.750	(2)	0	0

			$388,636.07	283,154

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

     The maximum amount of our draw down for the sample draw down period is $388,636.07 less a 6% cash fee paid to the placement agent of $23,318.16, less a $1,000 escrow fee per settlement period, for net proceeds to us of approximately $364,317.91 for the 22 day draw down period. The delivery of the requisite number of shares and payment of the net proceeds of the draw down will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays the net proceeds of each settlement period to us, after subtracting its escrow fee, and 6% to Ladenburg Thalmann, our placement agent, in satisfaction of placement agent fees.

Necessary Conditions Before Coriander Enterprises Is Obligated to Purchase Our Shares

     The following conditions must be satisfied at the time of each draw down request before Coriander Enterprises is obligated to purchase any shares under the common stock purchase agreement:

•	a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the shares of common stock purchased by Coriander Enterprises;

•	trading in our common stock must not have been suspended by the Securities and Exchange Commission or the OTC Bulletin Board, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

•	we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement; and

•	no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement.

     A further condition is that no material adverse effect, as such term is defined in the common stock purchase agreement, shall have occurred. Furthermore, Coriander Enterprises may not purchase more than 9.9% of our common shares issued and outstanding on any given date.

Restrictions on Future Financings

     The common stock purchase agreement limits our ability to raise capital by selling securities to third parties at a discount during the term of the common stock purchase agreement. We may, however, sell securities at a discount in the following situations:

•	under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

•	under any compensatory plan for a full-time employee or key consultant;

•	in an underwritten registered public offering;

•	in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

•	in connection with a private placement of securities if the purchasers do not have registration rights; or

•	a transaction to which Coriander Enterprises gives its written approval.

Termination of the Common Stock Purchase Agreement

     The equity draw down facility established by the common stock purchase agreement will terminate 24 months from the effective date of the registration statement of which this prospectus forms a part. The facility shall also terminate if the following events occur:

•	We file for protection from creditors;

•	Our common stock is delisted from the OTC Bulletin Board, and not promptly relisted on the OTC Bulletin Board, Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange; or

•	An event resulting in a material adverse effect as defined in the common stock purchase agreement has occurred and has not been cured within 30 days of written notice thereof from Coriander Enterprises.

Costs of Closing the Transaction

     Prior to the initial closing of the transaction on May 14, 2001, we paid Ladenburg Thalmann $35,000 to cover its legal expenses. At the initial closing, we became obligated to pay Coriander Enterprises $35,000 to cover its legal expenses. As additional consideration, we granted Coriander Enterprises and Ladenburg Thalmann each a warrant to purchase up to 412,201 shares of common stock at a price of $1.67 per share at any time prior to May 14, 2004. Neither Coriander Enterprises nor Ladenburg Thalmann is obligated to exercise its warrant.

Issuance of shares to Coriander Enterprises under the common stock purchase agreement and other issuances of our common stock may cause significant dilution to our stockholders and may cause the market price of our common stock to decline.

     The resale by Coriander Enterprises of our common stock that it purchases pursuant to the common stock purchase agreement will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Coriander Enterprises will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Coriander Enterprises under the equity line facility will be sold at an 8% discount to the volume-weighted average daily price of our common stock during the applicable draw down period and the proceeds paid to us upon each draw down will be net of a 6% placement fee to our placement agent, Ladenburg Thalmann, and an escrow fee of $1,000 per settlement period. If we were to require Coriander Enterprises to purchase our common stock at a time our stock price is very low, our existing common stockholders would experience substantial dilution. The issuance of shares to Coriander Enterprises will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

     Additionally, certain events over which we have no control may result in the issuance of additional shares of our common stock, which would dilute our stockholders’ ownership percentages in our company. We may issue additional shares of our common stock or preferred stock to raise additional capital or finance acquisitions, or upon the exercise or conversion of outstanding options and warrants.

     As of May 18, 2001, there were outstanding warrants and options to acquire up to 8,944,501 shares of common stock at prices ranging from $0.29 to $3.00 per share. If exercised, these securities will dilute the percentage ownership of holders of outstanding common stock of our company and depress the price of our common stock. These securities, unlike the common stock, provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase and have a dilutive effect on common stock shareholders and could depress the price of our common stock.

Plan of Distribution

Manner of Sale

     Coriander Enterprises is offering shares of our common stock for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of our common stock by Coriander Enterprises. Coriander Enterprises may be offering for sale up to 17,777,778 common shares which it may acquire pursuant to the terms of the stock purchase agreement more fully described under the section of this prospectus entitled “The Common Stock Purchase Agreement.” Coriander Enterprises is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and will be acting as an underwriter in its resales of our common stock under this prospectus. Coriander Enterprises has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in this prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of NASD. We will pay the costs of registering the shares under this prospectus, including legal fees.

     To permit Coriander Enterprises to resell the common stock issued to it under the stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Coriander Enterprises that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act of 1933 and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

•	the date after which all of the shares held by Coriander Enterprises or its transferees that are covered by the registration statement have been sold by Coriander Enterprises or its transferees pursuant to such registration statement;

•	the date after which all of the shares held by Coriander Enterprises or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

•	the date after which all of the shares held by Coriander Enterprises or its transferees may be sold without any volume or manner limitations pursuant to Rule 144(k) under the Securities Act of 1933.

     Shares of common stock offered through this prospectus may be sold from time to time by Coriander Enterprises or Ladenburg Thalmann.

     Sales may be made on the OTC Bulletin Board, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Coriander Enterprises will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Coriander Enterprises and Ladenburg Thalmann that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Coriander Enterprises is an underwriter in connection with resales of its shares.

     Coriander Enterprises and Ladenburg Thalmann may resell shares of our common stock in one or more of the following manners:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker or dealer for its account under this prospectus; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by Coriander Enterprises or Ladenburg Thalmann may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common stock by Coriander Enterprises or Ladenburg Thalmann. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Coriander Enterprises, and, if they act as agent for the purchaser of such common stock, from such purchaser as well.

     Broker-dealers who acquire common shares as a principal may thereafter resell such common stock from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above. Brokers or dealers who acquire common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common stock.

     In addition, any common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Coriander Enterprises is an underwriter, Rule 144 of the Securities Act of 1933 is not available to Coriander Enterprises in its sale of its shares of our common stock. We will not receive any of the proceeds from Coriander Enterprises’ sale of shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

     Coriander Enterprises is subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of our common stock may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person’s completion of participation in a distribution. In addition, in connection with the transactions in our common stock, Coriander Enterprises will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of our common stock.

     Coriander Enterprises and Ladenburg Thalmann will pay all commissions and its own expenses, if any, associated with the sale of our common stock that it acquires under the equity line of credit, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

Underwriting Compensation and Expenses

     The underwriting compensation for Coriander Enterprises will depend on the amount of financing that we are able to obtain under the common stock purchase agreement, up to a maximum of approximately $1,920,000 if we are able to obtain the entire $24,000,000 in financing. Coriander Enterprises will purchase shares under the common stock purchase agreement at a price equal to 92% of the volume-weighted average daily price of our common stock reported on the OTC Bulletin Board, for each day in the pricing period with respect to each draw down request.

     We also issued to Coriander Enterprises a warrant to purchase 412,201 shares of our common stock at an exercise price of $1.67. The warrant expires three years from the date of issuance.

     In addition, we are obligated to pay Ladenburg Thalmann, as compensation for its services as placement agent, a cash fee equal to 6% of the gross proceeds received from Coriander Enterprises under the common stock purchase agreement for draw downs under the equity line of credit. The compensation to Ladenburg Thalmann will depend on the amount of financing that we are able to obtain under the common stock purchase agreement, up to a maximum of approximately $1,440,000 if we obtain the entire $24,000,000 in financing. We also issued to Ladenburg Thalmann a warrant to purchase 412,201 shares of our common stock at an exercise price of $1.67. The warrant also expires three years from the date of issuance.

Limited Grant of Registration Rights

     We granted registration rights to Coriander Enterprises to enable it to sell the common stock it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation:

•	to assist or cooperate with Coriander Enterprises in the offering or disposition of such shares;

•	to indemnify or hold harmless the holders of any such shares, other than Coriander Enterprises, or any underwriter designated by such holders;

•	to obtain a commitment from an underwriter relative to the sale of any such shares; or

•	to include such shares within any underwritten offering we do.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Coriander Enterprises, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

•	the name of any broker-dealers;

•	the number of common shares involved;

•	the price at which the common shares are to be sold;

•	the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

•	that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	any other facts material to the transaction.

     Our registration rights agreement with Coriander Enterprises permits us to restrict the resale of the shares Coriander Enterprises has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Coriander Enterprises during any pricing period or the ten consecutive business days after a pricing period, and our stock price declines during the restriction period, we are required to pay to Coriander Enterprises cash to compensate Coriander Enterprises for its inability to sell shares during the restriction period. The amount we would be required to pay would be the difference between the highest daily volume weighted average price of the common stock during the restriction period and the volume weighted average price of such shares on the trading day immediately following a properly delivered notice to Coriander Enterprises that the restriction period has ended.

Selling Securityholders

     The following table sets forth the name of each selling securityholder, the number of shares of common stock and the number of shares underlying the warrants owned by each selling securityholder. Because the selling securityholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling securityholder or that may be subsequently owned by any selling securityholder.

     The shares offered by this prospectus may be sold from time to time by the selling securityholders listed below.

		Number of
	Common Stock	Shares of Common
Name of Selling	Beneficially Owned	Stock Offered	Common Stock Held
Securityholders	Prior to the Offering	Through this Offering	After the Offering

Coriander Enterprises Limited(1)	412,201 (2)	17,777,778 (5)	- 0 -

Ladenburg Thalmann & Co., Inc.(3)	412,201 (4)	412,201	- 0 -

(1)	The directors of Coriander Enterprises exercise voting or investment control over the securities attributed to Coriander Enterprises. The directors of Coriander Enterprises are David Sims and Lamberto Banchetti.

(2)	Other than the warrants we issued to Coriander Enterprises in connection with the common stock purchase agreement, to our knowledge Coriander Enterprises does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Coriander Enterprises and us other than the equity line provided for in the common stock purchase agreement. For a discussion of the shares to be purchased or sold by Coriander Enterprises, see “The Common Stock Purchase Agreement.”

(3)	The directors of Ladenburg Thalmann exercise voting or investment control over the securities attributed to Ladenburg Thalmann. The directors of Ladenburg Thalmann are Victor M. Rivas, Robert Gorczakowski, Wolfgang Janka, Holger Timm and Jonathan Groveman.

(4)	We issued warrants to purchase an aggregate of 412,201 shares of our common stock to Ladenburg Thalmann as partial consideration for its services in connection with the equity line provided for in the common stock purchase agreement.

(5)	The common stock purchase agreement provides that we may not sell shares of our common stock pursuant to our draw down rights under such agreement if such sale would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock at the time of such issuance. The number of shares we are registering is based on our good faith estimate of the maximum number of shares we may issue to Coriander Enterprises under the common stock purchase agreement. Accordingly, the number of shares we are registering for issuance under the common stock purchase agreement may be higher than the number we actually issue under such agreement.

Coriander Enterprises

     Coriander Enterprises is engaged in the business of investing in publicly traded equity securities for its own account. Coriander Enterprises’ principal offices are located at c/o Beacom Capital Management, Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands. To our knowledge, Coriander Enterprises does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Coriander Enterprises and us other than as contemplated by the common stock purchase agreement.

Placement Agent

     Ladenburg Thalmann has acted as placement agent in connection with the equity line of credit. Ladenburg Thalmann introduced us to Coriander Enterprises and assisted us with structuring the equity line of credit with Coriander Enterprises. Ladenburg Thalmann’s duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities. Ladenburg Thalmann currently owns some of our securities. Ladenburg Thalmann is a registered broker dealer.

     Coriander Enterprises and Ladenburg Thalmann have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, Coriander Enterprises’ or Ladenburg Thalmann’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

Management’s Discussion and Analysis and Plan of Operation

Overview

     Since May 1996, we have been engaged in extensive research and development activities in the electrical components and telecommunications industry that have resulted in the issuance of six U.S. patents. We also have several patents pending. Our current activities include:

•	Research, including product testing;

•	Product development of electrical devices and components;

•	Development of markets and distribution channels;

•	Negotiation of strategic alliances;

•	Patent applications;

•	Raising capital;

•	Development of corporate infrastructure.

     Development of additional technologies and the associated design development and manufacturing processes will require us to make significant additional investments in research and development. We believe continued investment in both technologies and processes is critical to our success and to the commercial realization of such technologies. Our current research and development activities focus upon expanding our existing technology by developing new electrical applications, materials and processes, design concepts and architectures.

     We intend to continue our research and development activities for the foreseeable future. During the next twelve months, we expect to file additional patent applications for certain of our designs and devices and perform active testing on most or all our existing devices and designs. See the disclosure under the captions “Business —- Products” and “ —Product Development” for a complete discussion of the development status of each of our products.

Results Of Operations

Comparison of Fiscal Years Ended September 30, 2000 and 1999

     We generated no revenue for the fiscal years ended September 30, 2000 and September 30, 1999.

     Research and development expenditures increased to $1,433,751 for the fiscal year ended September 30, 2000, from $130,463 for the fiscal year ended September 30, 1999. The increase in research and development costs in fiscal 2000 was primarily attributable to the engagement of additional research and development personnel for our facility in San Jose, California.

     Costs and expenses increased to $8,641,777 in fiscal year ended September 30, 2000, from $937,197 for the previous fiscal year end. We issued restricted common stock as payment for research, consulting and capital formation expenses that totaled approximately $7,600,000 in fiscal 2000 and $600,000 in fiscal 1999, in order to conserve cash during both years. Cash expenditures increased and we paid cash for costs and expenses in the approximate sum of $1.0 million and $349,000 for fiscal 2000 and 1999, respectively.

     The interest expense of approximately $5,200 in fiscal 2000 reflects interest paid for a note payable in the amount of $110,000. We paid the note payable in full in March 2000.

Nine Months Ended June 30, 2001 Compared to Nine Months Ended June 30, 2000

     Revenues generated during the nine month period ended June 30, 2001, totaled approximately $617,000, compared to $0 of revenue for the comparable nine-month period in fiscal 2000. This increase is primarily attributable to our export of electronic products purchased from a third party. The export of purchased product is not representative of our principal operations, which is the development and commercialization of our portfolio of patented technology. Accordingly, we remain in the development stage.

     Operating expenses for the nine months ended June 30, 2001, totaled approximately $8.7 million, compared to $3.8 million of operating expenses for the comparable period in fiscal 2000. Approximately $5.6 million of the increase was incurred due to the issuance of stock and options to consultants and officers. During 2001 we employed an additional eight employees in our corporate office, which constitute the management team for us. In addition, in September 2000 we opened our research and development facility in San Jose, California, which now consists of three additional full time employees. An employment agreement with Dr. Hashemi became effective as of December 1, 2000. Prior to his employment, Dr. Hashemi served as a consultant to us. In December 2000, Dr. Hashemi agreed to exchange 1,325,000 shares of restricted common stock previously granted to him in consideration for the grant of options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January 1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the fiscal quarter ended December 31, 2000.

     Salaries and benefits increased by $717,497 for the nine months ended June 30, 2001, compared to $0 in the comparable nine-month period in fiscal 2000 as the officers became employees and were no longer paid as independent consultants. The new employees included the Chief Executive Officer, Chief Operating and Financial Officers, the Global Director of Marketing, and other corporate support staff during the first fiscal quarter in 2001. In addition, research and development costs have decreased for the nine months ended June 30,

2001, over the same period in fiscal 2000 to approximately $17,000 due primarily to the issuance of stock to consultants for services rendered, which was accounted for as a non-cash expense.

Liquidity and Capital Resources

     For the three months ended June 30, 2001, we did not generate any cash from financing activities. During such period, we issued 75,000 shares of restricted common stock valued at $99,225 to a consultant for services rendered.

     During the three months ended December 31, 2000, we received $1,291,730 in connection with the exercise of our outstanding warrants to purchase 1,291,730 shares of restricted common stock with a per share exercise price of $1.00. We also issued 100,000 shares of restricted common stock valued at $165,600 to consultants and principals as compensation for services rendered. During the three months ended December 31, 2000, we issued 20,000 shares of restricted common stock valued at $44,820 to consultants as compensation for services rendered.

     In March 2001, we established a line of credit with Wells Fargo HSBC Trade Bank totaling $500,000. The line of credit is collateralized with deposits at Wells Fargo Bank. Borrowings under the line of credit bear interest at the prime rate of Wells Fargo Bank, National Association. At June 30, 2001, there was $200,000 outstanding under this line of credit.

     In May 2001, we entered into a common stock purchase agreement with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and sale of shares of our common stock. This stock purchase agreement establishes an equity line of credit. Under this arrangement, we at our sole discretion, may make up to 24 draw down requests over a two year period, pursuant to which Coriander Enterprises is obligated to purchase up to $24 million of our common stock, at prices that will vary based upon the market price of the common stock, but will be below the market price of the common stock at the time of issuance. Changes in the market price and/or trading volume of our common stock may limit our ability to draw down all $24 million under the equity line of credit. In June 2001, a registration statement on Form SB-2 registering the resale of the securities issuable under the purchase agreement was filed with the Securities and Exchange Commission. The Form SB-2 has not yet been declared effective by the Securities and Exchange Commission.

     Warrants to acquire 4,250,000 shares of restricted common stock at a per share exercise price of $1.50 were issued in conjunction with our August 1999 private placement. Prior to the fiscal quarter ended March 31, 2001, 120,000 of these warrants were exercised, yielding proceeds to us of $180,000. The remaining unexercised warrants expire on December 31, 2001.

     At June 30, 2001, our cash balance was approximately $835,000, compared to approximately $2,585,000 at September 30, 2000. Cash used in operating activities of $3.0 million and approximately $743,000 for the nine months ended June 30, 2001 and 2000, respectively, was primarily attributable to the hiring of additional personnel, including the Chief Operating and Financial Officers, both of whom were hired in October 2000, the Global Director of Marketing, who was hired on December 1, 2000, and a research scientist in San Jose, California who was hired on November 1, 2000.

Plan of Operation

     We believe that our current cash position, anticipated proceeds from the equity line of credit and potential proceeds from the exercise of outstanding warrants, together with any cash generated from operations to be sufficient to continue operations for the next twelve months. Such future requirements are based upon management’s best estimates based upon current market conditions and the most recent results of operations. Should our stock price not support sufficient access to cash under the equity line of credit, or the exercise of outstanding warrants, we intend to pursue alternative financing sources. However, there can be no assurance that alternative financing will be available or, if available, such financing will be on terms acceptable to us.

Business

Organization within Last Five Years

     In May 1996, we changed our name to National Scientific Corporation and commenced our current business operations of developing our electronic performance-enhancing devices and designs. We originally incorporated in Texas as American Mortgage Company, Inc. in 1953. From 1953 to 1996, our business involved buying and selling mortgages and maintaining various mortgage portfolios, but we have abandoned this line of business. In 1996, we also acquired a water reclamation business that sold environmentally sensitive cleaning products. We sold this business in September 1997.

General

     Our primary business involves the research and development of devices and designs that are intended to enhance the performance of various products commonly used in the electronics and semiconductor industries. Our present focus is on customers seeking enhanced component products to improve their fully integrated battery powered wireless electronic consumer devices. Examples of fully integrated battery powered wireless electronic consumer devices would include cell phones, pagers and hand-held computers. We have obtained six U.S. patents on certain of our devices and designs, have several U.S. and international patents pending and are in various stages of developing and testing working prototypes of these technologies. In the future, we intend to develop enhancements to our existing devices and designs, develop new technologies that are complementary to our existing technologies and seek to commercially exploit our technologies.

     Our strategy is to generate revenue from our proprietary technologies by charging a combination of royalty and licensing fees to other companies who may wish to incorporate these technologies into their own products for manufacture. In addition, we intend to have products based on our proprietary technologies manufactured for us under contracts we enter into with various manufacturers, and then sell these products directly to customers. We have established strategic relationships with various third-party manufacturers and potential users and manufacturers of our technologies to facilitate the commercialization of our products. We plan to enter into additional strategic alliances in the future to manufacture and/or license our existing and future technologies.

     To generate revenue to fund our core business in the short-term, we are currently engaged in the import/export business of distributing electronic products to customers in Asia and the United States. We have entered into strategic relationships with several entities in an effort to facilitate our import/export business.

Products

     Our current devices and designs are based on principles and applications in the electronics and semiconductor industries. The majority of our current devices and designs are based on semiconductor technology. Semiconductors are devices made from materials, such as silicon, that allow the low cost production of large quantities of specific electrical devices.

     Semiconductors are usually manufactured in large batches on platters referred to as wafers. Manufacturing of semiconductors using wafers is generally done in a facility known as a fabrication foundry plant, or a fab. After a fab produces a wafer, the wafer is sent to a packaging plant, which cuts the wafer into individual units referred to as die. These die are then placed inside a small package that is designed for insertion into a larger electronic finished consumer good, such as a computer or a cell phone. The combination of the die and the small package is commonly referred to as a chip. Thus, our primary business is the development and design of technology products used in the production of these chips.

     The following paragraphs describe our existing devices and designs, their intended function and the status of our present research and development efforts with regard to these technologies and for the following 12 months. No assurance can be made that we will be able to complete our research and development activities within the timeframes described below.

     Static Random Access Memory and TMOSTM Memory Core. TMOSTM memory cells are designed to help store and retrieve information at high speeds for digital devices like computers. Such cells are used in digital computing devices such as microcomputers and workstations and battery-powered devices such as cellular phones and handheld computers that require a memory function. These cells are intended to be used as a part of a larger storage device called Static Random Access Memory.

     In May 2001, we engaged National Microelectronics Research Center in Cork, Ireland to manufacture prototypes of the TMOSTM memory cell and the Static Random Access Memory. Under this agreement, National Microelectronics also has agreed to assist us in the simulation, design revision, manufacturing and testing of TMOSTM memory cells in consideration for a series of cash payments not expected to exceed $100,000 in calendar year 2001. In June 2001, our engineers provided National Microelectronics with computer-generated designs and National Microelectronics’ activities under this agreement thereafter commenced. Execution of this agreement follows approximately six months of prior development activities performed at Stanford University. These prior activities were not successful as the products produced were partially contaminated and could not be effectively tested.

     We expect to review preliminary test results of at least a portion of the TMOSTM memory cell during the fall of 2001. Additional development activities during the next twelve months will include taking commercially reasonable steps to enter into appropriate licensing arrangements, further testing at National Microelectronics, as well as specific application development and testing at different formats of our designs. We intend to license this design to third parties for manufacture.

     Mode Dielectric Resonator. Mode Dielectric Resonators take radio waves of a given frequency and convert them to an electrical signal for processing by devices such as cell phones. Resonators do this by producing a current of predictable size when stimulated by a specific frequency of radio signal. Resonators are used in many applications, including radar detectors, speed guns, automatic door openers, cellular portable phones and satellites. The resonator’s most common application is as a component of radio devices.

     We entered into a development licensing agreement for a dielectric resonator with TEMEX, a subsidiary of TEKELEC Group, a French corporation. Under the licensing agreement, we have granted TEMEX a limited manufacturing license to our intellectual property relating to our dielectric resonator for a nominal fee. Under the terms of the licensing agreement, TEMEX has agreed to produce samples or prototypes of our dielectric resonator and provide reports regarding the technical performance of this device. We intend to make these prototypes and reports available to our customers. TEMEX’s ability to use our data and information is limited. Rights to any inventions created during the term of the agreement will be the property of the inventor. The licensing agreement has a term of six months and may be renewed by the mutual agreement of the parties. The agreement may be terminated at any time by mutual consent of the parties. If this licensing arrangement with TEMEX proves successful, we intend to negotiate a more comprehensive licensing agreement by the end of 2001.

     High Frequency Wireless Transceivers. High frequency transceivers convert electrical signals inside a computing device to high frequency radio waves, and convert radio waves from other devices into electrical signals. Transceivers facilitate the transmission and reception of radio waves and are used in a variety of radio devices, such as wireless computers networks.

     In March 2000, we entered into a memorandum of understanding with a leading Taiwanese foundry, United Microelectronics Corporation. United Microelectronics has agreed to provide manufacturing capacity, utilizing its patented process technology, for production of some of our designs for radio devices and is currently producing the first batch of samples of our designs for the receiver portion of our high frequency transceiver. We believe that we still have to perform substantial work to complete the final version of our transceiver device and commence the sale of this technology. The receiver can be produced as a stand-alone product. While no binding agreement has been negotiated to date, we believe a strategic alliance with United Microelectronics, if available, will aid in the advancement of our production of wireless products as well as enhance our existing development and production relationships. We plan to perform additional research and testing during the next twelve months including taking commercially reasonable steps to enter into acceptable licensing arrangements. We intend to license this device to others to manufacture or else sell the patent rights outright.

     Distributed Amplifiers. Distributed Amplifiers increase the power of electrical signals of a given frequency. Amplifiers can be found in all electronic products that require some level of power increase such as telecommunications, microwave, automotive and biomedical products as well as automated manufacturing products.

     Although we intend to approach appropriate third party contractors to develop the amplifier, we believe that it is unlikely this product will be completed and ready for production before the end of fiscal 2002. We plan to perform additional research, including the building of new test devices at a greater number of commercially significant frequencies, in order to improve our chances of executing a license agreement with a third party for this product. We intend to license this design to others to manufacture or else sell the patent rights outright.

     Monolithic Inductors. Monolithic Inductors take radio waves of a given frequency and convert them to an electrical signal for processing by devices such as pagers and contactless

SmartCards. Inductors are used in a wide range of electronic circuits for telecommunications applications, but their most common application is as a component of a radio device.

     Although we intend to approach appropriate third party contractors to develop this product, we believe that it is unlikely this product will be completed and ready for production within the next six months. We plan to perform additional research during the next twelve months to include running of a large number of samples of the device at several foundries, which can allow benchmarking of the design against other competitive inductor designs. We also intend to extend this design into a transformer and amplifier configuration, and to file patents to produce this substantial extension to the basic design. We intend to license this design to others to manufacture or else sell the patent rights outright.

     Heterojunction Bipolar Transistors. Heterojunction Bipolar Transistors (HBT) are designed to provide electronic control over current flow. The HBT’s are used in the manufacture of electronic devices such as cellular phones, satellites and automotive circuitry. Transistors are a part of many electronic circuits. Heterojunction bipolar transistors are used most frequently as parts of high frequency radio devices.

     Although we intend to approach appropriate third party contractors to develop this product, we believe that it is unlikely this product will be completed and ready for production before the end of fiscal 2002. We plan to perform additional research during the next twelve months including primary material science experiments to demonstrate manufacturing feasibility. We intend to license this design to others to manufacture or else sell the patent rights outright.

Product Development

     Since 1996, our core business has focused on researching, developing and testing the above devices and designs at our research and development facilities in Phoenix, Arizona and San Jose, California. We use three major testing milestones to define our product development and commercialization process. The first milestone is the proof of concept tests. Although the specific experiments executed vary depending on the kind of devices that are being evaluated, this battery of tests establishes that the proposed physics, benefits or advantages of the product as described in the patent and in simulations match with the actual physical and experimental results obtained in the lab. A product that passes this proof of concept milestone is not typically in the form where it can be sold or incorporated by the potential customers in their products, and typically requires substantial additional testing and development.

     The second milestone is the pre-production prototype. This battery of tests establishes that the device can be produced in a form suitable for the customer. It also allows the customer to perform evaluations of the product directly and measure effectiveness in the customer’s specific device. Test marketing data is also collected at this stage to ensure that the product is commercially viable and meets broad market specifications and expectations. A product that passes our pre-production prototype tests is usually in a form where it can be sold to end-users, but some uncertainty may exist about true costs and quality during mass manufacturing. Further minor development changes are typically required.

     The last milestone is production testing. This step is sometimes referred to as production line qualification. After passing these tests, the product is ready to sell and any further development will be evolutionary and is generally the result of end-user feedback and requests. If successful, the product will become established in the market place and will meet the required end-user specifications and can be delivered at the planned cost. The below chart summarizes the status of the research and development of our devices, designs and products.

Testing Status Summary, August 2001

	Proof of Concept	Production	Production Sample
Device Name	Prototype Tests	Prototype Tests	Tests

Static Random Access Memory and TMOSTM Memory Core	In Progress	Planning	- - -

Mode Dielectric Resonator	Complete	Complete	Planning

Power Management Devices – Thyristors	Complete	Complete	Complete

High Frequency Wireless Transceiver	In Progress	Planning	- - -

Distributed Amplifier	Complete	Planning	- - -

Monolithic Inductor	Complete	In Progress	Planning

Heterojunction Bipolar Transistor	Planning	- - -	- - -

     We expect to continue research and development of these products into the future.

     We are also performing research into off-axis illumination photolithography applications, which is a process used in the manufacturing of semiconductors, and we intend to file patent applications in this area during the coming year. We may undertake additional research based on customer input received during the next year as well, but no other material projects have been planned as of August 2001 using our proprietary technologies.

Development of Third Parties’ Technology

     In May 2001, we entered into a distribution agreement with Phoenix Semiconductor, Inc., which grants us the exclusive right to purchase and distribute power management electronic devices using Thyristor™ and related technologies. Thyristors are electronic components that are required for protection of electronic circuits in many telecommunications applications. Thyristors have been in production around the world for over 20 years. We intend to sell these power management electronic devices to retailers, wholesalers and other customers under our own brand name. Under the terms of our agreement with Phoenix Semiconductor, there are no restrictions on our distribution of these products. Under the agreement, we have agreed to pay Phoenix Semiconductor a license fee based on a percentage of revenue that we earn on the sales of the licensed products. In conjunction with the contracting for the manufacture of thyristors, we have received a purchase order for 14 million thyristors to be delivered over the next twelve months. Gross Sales from this purchase order are estimated to be approximately $1 million, and delivery of the products is expected to begin before the end of fiscal year 2001. We believe our association with Phoenix Semiconductor will strengthen our reputation in the semiconductor industry and increase awareness of our name in Arizona and surrounding states.

     In March 2001, we entered into a Teaming Agreement with Ramtron International Corporation to assist Ramtron in identifying manufacturers in Malaysia that have the capability to manufacture Ramtron’s patented electronic memory devices. Under the Teaming Agreement, we have agreed to act as the prime contractor in submitting work proposals to the Malaysian government. Our proposals will identify Ramtron as our subcontractor, the type of memory devices we would like to develop in Malaysia, specifically Ramtron’s patented memory devices, cost information and background data on Ramtron, our key personnel and us. If the proposals are accepted by the Malaysian government and corresponding contracts are executed by us and the Malaysian government, Ramtron will provide us with design, device and process engineering support to enable us to properly coordinate the manufacturing and marketing of Ramtron’s patented memory devices. Ramtron has granted to us revenue and licensing rights to manufacture its patented memory devices in Malaysia, and to assist in developing enhancements to these products. Under the Teaming Agreement each party retains the rights to any inventions produced during the duration of the agreement. Additionally, both Ramtron and we are limited in the use of the other’s data and information for the purpose of procuring and executing contracts obtained from the Malaysian government.

Suppliers and Manufacturers

     In January 2001, we entered into three identical purchase and licensing contracts with Sungil Computech, Maroo Electrotech and Ozaki Korea Co., Ltd. These purchase and licensing contracts are our form agreements for convenience purchasing from vendors any equipment or packaged software we may need to manufacture and sell products to our end customers. The purchase and licensing agreements set forth our agreement to purchase various equipment, support services and software pursuant to the terms set forth in purchase orders to be completed on an as-needed basis. Those goods include, but are not limited to, printed circuit boards, magnetic and storage devices and assorted electronic components. Risk of loss remains with the vendors until we receive the equipment or software. The purchase and licensing contracts each have a term of two years, however, either party may terminate the contract upon giving 90 days’ notice to the other party. We have not purchased, and are not currently in the process of purchasing, any material amount of equipment or software under any of these agreements. We do intend to leverage our relationship with these companies by offering them access to our devices and designs under these agreements at prices to be negotiated when these devices and designs reach the point of market readiness. Since many of our devices and designs are not complete, we cannot predict whether these companies will choose to purchase such devices from us at any time in the future. We have used other companies as suppliers for these types of equipment, including Samsung and LG International. These suppliers were given our standard purchase orders, and are not under any additional contractual obligation to us other than for delivery of product requested in each purchase order. All deliveries against outstanding purchase orders are complete as of August 2001.

     We do not enter into agreements directly with suppliers of raw materials. Rather, as described above, our business involves entering into agreements with third parties who will utilize our technology to manufacture products. Those third parties may have agreements with suppliers of raw materials, although our agreements with them typically do not require them to assure a source of necessary raw materials.

Other Strategic Relationships

     We have entered into informal and non-binding arrangements with parties that have international ties in the semiconductor and electronics industry, which we believe will assist us in the future manufacturing and marketing of any technologies we bring to market.

     On June 21, 2001, we entered into a non-binding memorandum of understanding with AIC Semiconductor Sdn. Bhd., a Malaysian corporation. The memorandum contemplates the negotiation and execution of a definitive agreement regarding a licensing and technology transfer arrangement in which we would license yet to be determined technologies to AIC to manufacture in Malaysia. Both AIC and National Scientific would be responsible for marketing and sales of the Malaysian manufactured products. As of the date of this prospectus, the parties have not entered into a definitive agreement and no activities other than planning relating to the memorandum have commenced.

Distribution of Electronic and Semiconductor Products

     We recently entered into the business of distributing electronic and other semiconductor related products to customers in Asia and the United States. We have generated gross revenue of approximately $299,000 during the fiscal quarter ended June 30, 2001, from our distribution business. We plan to use the revenue generated from our distribution business to help fund our core business of researching, developing and licensing our patented technologies. Additionally, our distribution arrangements with entities involved in the semiconductor and electronic industries will help build a network of contacts that may eventually participate in the manufacturing or licensing of our products.

     In January 2001, we entered into an import/export agreement with E4world Corp., an entity in which one of our directors, Dr. Richard Kim, is also Chairman of the Board of Directors. E4world’s business involves the coordinating the logistics of the import of Korean-manufactured personal computer/electronic components to U.S. distributors. Under the terms of our agreement with E4world, E4world has an obligation to introduce us to Korean manufacturers and U.S. distributors of personal computer/electronic components. E4world has committed to provide us with purchase orders from U.S. buyers/distributors for the purchase of an aggregate of $10 million worth of Korean-manufactured personal computer/electronic components over the next year. E4world negotiates and secures non-cancelable purchase orders from U.S. distributors on behalf of us. We, in turn, take these purchase orders to the Korean manufacturers and purchase the products directly from such manufacturers and then resell these products to the U.S. distributors in accordance with the terms of the non-cancelable purchase orders. We obtain all of the gross revenues from the sale of these products to the U.S. distributors and then we pay E4world a commission on all sales made to U.S. distributors pursuant to the non-cancelable purchase orders. As of March 31, 2001, we have advanced $100,000 to E4world as prepayment of future commissions, which is evidenced by a note bearing interest at the rate of 12% per annum on the amount advanced but not yet earned as commissions. Our profit stems from the mark-up of Korean-manufactured goods we sell to the U.S. distributors.

     We also have entered into a series of non-binding multi-year contracts with Korean technology manufacturers, as discussed under the section Suppliers and Manufacturers. Under each of these contracts, we have agreed to buy semiconductor-related parts and products from U.S. manufacturers and distribute these products to the Korean technology manufacturers. The agreements also contemplate that we will redistribute the electronic products of the Korean technology manufacturers to U.S. customers. We have the option, but not the obligation, to license our patented designs to the Korean technology manufacturers, although neither party is required to execute such additional license agreements. As of the date of this prospectus, we have not yet determined the U.S. manufacturers from whom we will buy semiconductor-related parts and products as part of these contracts. We are under no present obligation to distribute products under these contracts, and we do not intend to distribute products under these contracts in the near future. We believe the current benefit derived from these contracts stems primarily from cultivating relationships with these Asian manufacturers, each of whom may decide to license or manufacture our patented products in the future or introduce us to parties that wish to license or manufacture our patented products.

Intellectual Property

     We seek to protect our intellectual property by filing domestic and international patent applications for our devices and designs. Generally, a patent is a grant to the patent holder of a right to prevent others from making, using and selling the combination of elements or steps covered by the patent.

     The United States Patent and Trademark Office has granted us patents on the devices and designs set forth in the chart below except for our wireless transceiver. We have filed United States patent applications for key portions of our wireless transceiver device. Patents issued by the United States Patent and Trademark Office have a term of 20 years from the date of filing. We plan to file additional patent applications for enhancements to our existing devices and designs as well as additional devices and designs that we develop.

     We also have filed international patent applications pursuant to the Patent Cooperation Treaty. We have filed international patent applications corresponding to each of our U.S. patents pursuant to the Patent Cooperation Treaty, although no international patents have been issued to date. Filing a patent application pursuant to the Patent Cooperation Treaty will enable us to apply for patent protection in over 100 countries that have ratified the Patent Cooperation Treaty. We have filed for patents in Japan and the European Union for the Forming Heterojunction Bipolar Transistor. Generally, an international patent application filed pursuant to the Patent Cooperation Treaty takes approximately 1 year to be examined. We anticipate that most of our international patent applications will be examined by the end of 2003. We intend to file additional Patent Cooperation Treaty patent applications that may be examined after that date.

     The following table summarizes all of our U.S. patents and patent applications for our devices and designs:

Title	Patent No.	Term Expires	Country

Heterojunction Bipolar Transistor	5,912,481 6,171,920	September 29, 2017	United States

Monolithic Inductor with Magnetic Flux Lines Guided Away From Substrate	6,013,939	October 31, 2017	United States

Distributed Amplifier and Method	6,008,694	July 10, 2018	United States

Dielectric Resonator	6,169,407	June 18, 2018	United States

Static Memory Cell	6,104,631	December 17, 2014 (Additional patent pending on enhancements, on which we have been granted a Notice of Allowance in May 2001 with all claims intact)	United States

High Frequency Wireless Receiver		Patent pending on PLL section of design	United States

     We cannot assure you that any of our pending patent applications will result in issued patents. If any of our patent applications are rejected, we may not be able to enter into licensing or other strategic relationships to leverage our technologies and could have a material adverse effect on our business. In addition, although none of our intellectual property rights have been invalidated or declared unenforceable, we cannot assure you that such rights will be upheld in the future. We also may not be able to license certain technology, necessary to the conduct of our business, from third parties, on commercially reasonable terms. Our inability to obtain such licensing rights could have a material adverse effect on our business.

Industry

     Based on our review of publicly available data relating to the products and manufacturing processes of the major semiconductor manufacturing companies, we believe that the increased performance and efficiencies inherent in our devices, designs and process will be of interest to many key sectors of the semiconductor industry. The largest target market for our products is the Static Random Access Memory market, where worldwide sales are expected to be around $45 billion in 2001, according to Semiconductor Industry Association Annual Worldwide Market Forecast (updated July 2001). The same study reports that the Thyristor market in 2001 is expected to exceed $700 million globally. According to Carners In-Stat Group, a leading independent electronics industry research group, from a July 2000 report on wireless technology, the market opportunity for certain high frequency radio and baseband solutions will surpass $1.5 billion in shipments by the end of 2002 and grow to near $5 billion by 2005. The market size for our other devices and designs is more difficult to quantify, due to the numerous diverse applications and products that incorporate such devices and designs. However, we believe substantial markets exist for these devices and designs in light of the fact that the Semiconductor Industry Association estimates the size of the global electronics market size to be approximately $220 billion in 2001.

Competition

     The semiconductor industry is highly competitive and is characterized by rapid technological change and demanding worldwide service requirements. Our strategy for remaining competitive involves investing substantial amounts of our working capital towards the research and development as well as the sales and marketing of our technologies. Our ability to compete depends upon our ability to bring to market and commercialize our technology and to continually improve our products, devices and designs as well as the productivity, cost and reliability of our products, devices and designs. We must also adapt our technology to continually evolving customer requirements. The rapid pace of technological change continually creates new opportunities for existing competitors and start-ups, and can quickly diminish the value of our existing technologies. Substantial competition exists for each of our products and designs. Our competitors include many large domestic and foreign companies with greater name recognition and substantially greater financial, technical and management resources. Our competitors include specialized, rapidly growing companies that sell products in the same markets that we will target. We cannot assure you that the price and performance of our products will be superior relative to the products of our competitors and that we will successfully stay ahead of or keep pace with the rapid technological changes in the semiconductor industry. Our failure to stay ahead of or keep pace with technological developments and emerging standards within the semiconductor industry may result in lower prices of our products, lack of a market for our products, fewer customer orders than our competitors, reduced revenues, reduced gross margins and a lower market share of our products.

Government Regulation

     Our business is not currently subject to material special government regulation. It is possible, however, that businesses that license technology from us may be subject to government regulation, either because of the general nature of their businesses or because of the specific manner in which they intend to use the licensed technology. In addition, we may be subject to government regulation from time to time regarding import and export matters, both in the United States and abroad.

Employees

     We have eleven full time employees. Eight employees work in our Phoenix, Arizona corporate office and three employees work in our research and development facility in San Jose, California.

Legal Proceedings

     We are not involved in any material pending legal proceedings other than ordinary routine litigation considered to be incidental to our business.

Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth our directors, executive officers, significant employees and consultants and their respective ages and positions:

Name	Age	Position

Lou L. Ross	72	Chief Executive Officer, Chairman of the Board

Majid Hashemi	40	Director, Group President, Chief Technology Officer

Michael A. Grollman	39	Director, President, Chief Operating Officer

Sam H. Carr	45	Director, Senior Vice President, Chief Financial Officer

Richard C. Kim	42	Director

Charles E. Martin	41	Director

     Directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     Directors, Executive Officers and Significant Advisors

     Lou L. Ross. Mr. Ross has served as our Chairman of the Board and Director since 1996 and assumed Chief Executive Officer duties in March 1998. Mr. Ross served as Chief Executive Officer of Intel Malaysia from 1970 to 1975. From 1976 to 1996, Mr. Ross served in a technical consulting capacity for various electronics manufacturing firms, including Labelab and Advanced Semiconductor Engineering.

     Majid M. Hashemi. Mr. Hashemi became our Group President in December 2000. Mr. Hashemi also previously served as our President from September 2000 to December 2000. From 1995 to 2000, he served as the principal design engineer for National Semiconductor located in Silicon Valley. He served as a Senior Device Engineer at Motorola from 1993 to 1995. Mr. Hashemi received his Masters of Science in electrical engineering from the University of California at Los Angeles and his Ph.D. in electrical engineering from North Carolina State University.

     Michael A. Grollman. Mr. Grollman first became our Chief Operating Officer in October 2000. We appointed Mr. Grollman our President in April 2001. From 1998 to September 2000, Mr. Grollman served as Regional Service Director of MicroAge, Inc., a company that provides custom-configured technology solutions to businesses. He served as General Manager, Executive Vice President and Chief Technology Officer for Advanced Information Systems from 1987 to 1998. Mr. Grollman received his Bachelor of Science degree in chemistry from the State University of New York, and expects to receive his MBA from Arizona State University in 2001.

     Sam H. Carr. Mr. Carr joined us as Chief Financial Officer in October 2000. He served as Senior Vice President of Finance and Chief Financial Officer for e-dentist.com, formerly known as the Pentegra Dental Group, Inc., from 1997 to 2000. From 1996 to 1997, Mr. Carr served as Chief Financial Officer and Chief Development Officer for a consolidator of podiatry practices. Mr. Carr received his Bachelor of Business Administration from the University of Texas at Austin and an Executive MBA from the University of New Mexico. Mr. Carr is also a certified public accountant.

     Richard C. Kim. Mr. Kim has served as one of our directors since October 2000. Mr. Kim currently serves as a director and Chairman of E4world Corp., formerly known as KoreaStation. Mr. Kim became a director of KoreaStation in September 1999 and continued his service in the successor entity, E4world Corp., commencing on January 1, 2001. Mr. Kim also co-founded OHost Corporation, a subsidiary of E4world Corp. Mr. Kim received his Bachelor of Science degree in electrical engineering and computer science from the University of California at Berkeley and his Master of Science and Ph.D. in electrical engineering from the University of Minnesota.

     Charles E. Martin. Mr. Martin co-founded Kinetic Thinking, a management consulting firm that specializes in technology-based solutions for process improvement and strategic direction, and has been President since its inception in November 1999. From July 1997 to November 1999, Mr. Martin served as Chief Information Officer for MicroAge, Inc. He also held the position of Vice President of Professional Services in Ecadvantage, MicroAge’s electronic commerce subsidiary. Before MicroAge, Mr. Martin worked for Solutions Consulting from July 1996 until July 1997, Ernst &Young, LLP from February 1995 until July 1996 and Digital Equipment Corporation for the two years prior. Mr. Martin served in the U.S. Navy submarine service. Mr. Martin received his Bachelor of Science degree in accounting from Arizona State University.

Security Ownership of Certain Beneficial
Owners and Management

     The following table sets forth, as of May 18, 2001, certain information with respect to beneficial share ownership by each of our executive officers and directors, by all executive officers and directors as a group and by all persons known to management to own more than 5% of our outstanding common stock. Except as otherwise indicated, the shareholders listed have sole investment and voting power with respect to their shares. The amounts and percentages are based on 47,357,498 shares of common stock outstanding as of May 18, 2001.

	Number of
	Common Shares		Percent of
Name of Beneficial Owner(1)	Beneficially Owned		Outstanding shares

Lou L. Ross	3,455,040	(2)	7.3%

Majid Hashemi	2,866,700	(3)	6.1%

Michael A. Grollman	750,000	(4)	1.6%

Sam H. Carr	750,000	(5)	1.6%

Richard C. Kim	20,000	(6)	*

Charles E. Martin	5,000	(7)	*

All officers and directors as a group (5 persons)	7,846,740		16.6%

(1)	A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 1,000,000 shares held by Mr. Ross’ wife.

(3)	Includes 2,766,700 shares underlying currently exercisable stock options.

(4)	Includes 650,000 shares underlying currently exercisable stock options.

(5)	Includes 750,000 shares underlying currently exercisable stock options.

(6)	Includes 20,000 shares underlying currently exercisable stock options.

(7)	Includes 5,000 shares underlying currently exercisable stock options.

*	Indicates less than 1%.

Description of Securities

Common Stock

     As of May 18, 2001, we are authorized to issue up to 120,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, there were 47,357,498 shares of common stock outstanding and 418 holders of record of common stock. Each holder of common stock is entitled to one vote for each share held on all matters. Our articles of incorporation and bylaws do not provide for cumulative voting in elections of directors and all other matters brought before stockholder meetings.

     The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. The dividend rights of our common stock are junior to any preferential dividend rights of any outstanding shares of preferred stock. The holders of our common stock also are entitled to receive distributions upon our liquidation, dissolution or winding up of our assets that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock.

     The holders of our common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

     Our board of directors is authorized by our articles of incorporation to issue up to 4,000,000 shares of one or more series of preferred stock, par value $.10 per share. No shares of such preferred stock have been authorized for issuance by our board of directors, and we have no present plans to issue any such shares. In the event that the board of directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such preferred stock.

     Our board of directors may determine the voting rights, if any, of the series of preferred stock being issued, including the right to:

•	vote separately or as a single class with the common stock and/or other series of preferred stock;

•	have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and

•	vote on specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition.

     If our company liquidates, dissolves or winds up, the holders of our preferred stock may be entitled to receive preferential cash distributions fixed by our board of directors when creating the particular preferred stock series before the holders of our common stock are entitled to receive anything. Preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our stock.

     The issuance of preferred stock by our board of directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.

Stock Option Plan

     Our board of directors adopted the 2000 Stock Option Plan effective January 1, 2001. Our stockholders formally approved the 2000 Stock Option Plan on February 14, 2001.

Summary of 2000 Plan

     The following is a summary of certain provisions of the 2000 Stock Option Plan:

Administration

     Either our board of directors or a committee appointed by our board of directors may administer the 2000 Stock Option Plan.

Eligibility

     Nonqualified Options. Nonqualified options may be granted only to our officers, directors, including our non-employee directors, employees and advisors who, in the judgment of the committee, are responsible for our management or our success and who, at the time of the granting of the nonqualified options, are our officers, directors, employees or advisors.

     Incentive Options. Incentive stock options may be granted only to our employees who, in the judgment of the committee or our board of directors, are responsible for our management or our success and who, at the time of the granting of the incentive stock option, are also our employees. No incentive stock option may be granted under the 2000 Stock Option Plan to any individual who would, immediately before the grant of such incentive stock option, directly or indirectly, own more than 10% of the total combined voting power of all classes of our capital stock unless:

•	such incentive stock option is granted at an option price not less than 110% of the fair market value of the shares on the date the incentive stock option is granted; and

•	such incentive stock option expires on a date not later than five years from the date the incentive stock option is granted.

Option Price

     The purchase price as represented by our common stock offered under the 2000 Stock Option Plan must be at least 100% of the fair market value of our common stock (if the option is an incentive stock option), or at least 25% of the fair market value of our common stock at the time the option is granted (if the option is a nonqualified option), or such higher purchase price as may be determined by the committee or our board of directors at the time of grant. If, however, we grant an incentive stock option to an individual who would, immediately before the grant, directly or indirectly own more than 10% of the total combined voting power of all of our classes of stock, the purchase price of the shares of our common stock covered by such incentive stock option may not be less than 110% of the fair market value of such shares on the day the incentive stock option is granted. As the price of our common stock is currently quoted on the OTC Bulletin Board, the fair market value of our common stock underlying options granted under the 2000 Stock Option Plan shall be the last closing sale price of our common stock on the day the options are granted. If there is no market price for our common stock, then our board of directors and the committee may, after taking all relevant facts into consideration, determine the fair market value of our common stock.

Exercise of Options

     An option holder under the 2000 Stock Option Plan may exercise his or her option in whole or in part as provided under the terms of the grant, but in no event shall an option be exercisable after the expiration of ten years from the grant date. An option holder may not exercise any option after the option holder ceases to be one of our employees except in the case of disability or death. Our committee may, however, extend the right of exercise up to three months after the date of termination of the option holder’s employment with us. If we terminate an option holder’s employment by reason of disability, the committee or our board of directors may extend the exercise period for a specified period, generally one year, following the date of termination of the option holder’s employment. If an option holder dies while in our employ and the option holder has not fully exercised his or her options, the options may be exercised in whole or in part at any time within one year after the option holder’s death by the executors or administrators of the option holder’s estate or by any person or persons who acquired the option directly from the option holder by bequest or inheritance.

     In the event of the death of an employee or consultant while in our employ, the committee or our board of directors is authorized to accelerate the exercisability of all outstanding options under the 2000 Stock Option Plan.

     Under the 2000 Stock Option Plan, we may grant one or more options to an individual, as long as the aggregate fair market value of the shares covered by incentive options exercisable for the first time during any calendar year shall not exceed $100,000.

Acceleration and Exercise Upon Change of Control

     All option holders’ unvested options automatically will become exercisable in the event of a change of control of our company as defined in the 2000 Stock Option Plan.

Payment For Option Shares

     An option holder may exercise his or her options by delivering written notice to us at our principal office setting forth the number of shares with respect to which the option is to be exercised, together with cash or certified check payable to us for an amount equal to the option price of such shares. We may not issue any shares underlying an option grant until full payment has been made of all amounts due. We will deliver a certificate or certificates representing the number of shares purchased as soon as practicable after payment is received. Our board of directors or the committee may, in its discretion, permit the holder of an option to pay all or a portion of the exercise price by a simultaneous sale of our common stock to be issued upon exercise of an option pursuant to a brokerage or similar arrangement.

Termination of the 2000 Stock Option Plan

     The 2000 Stock Option Plan will terminate on December 1, 2010, unless our board of directors terminates the 2000 Stock Option Plan prior to its expiration date. Any option outstanding under the 2000 Stock Option Plan at the time of termination shall remain in effect until the option is exercised or expires.

Amendment of the 2000 Stock Option Plan

     Our board of directors may at any time modify or amend the 2000 Stock Option Plan without obtaining the approval of our shareholders as it shall deem advisable to comply with Section 422 of the Internal Revenue Code or Rule 16b-3 of the Securities and Exchange Act of 1934, as amended, or in any other respect.

Transferability of Options

     An option holder may not assign any option under the 2000 Stock Option Plan other than by will or the laws of descent and distribution or if our board of directors or the committee agrees otherwise.

Issuance and Reservation of Shares

     We have issued options to purchase an aggregate of 4,914,501 shares of our common stock. We have reserved a total of 7,000,000 shares of our common stock for issuance under the 2000 Stock Option Plan.

Interests of Named Experts and Counsel

     None.

Description of Property

     We lease 1,290 square feet of office space in Phoenix, Arizona for our corporate offices. The lease for the Phoenix facility expires September 30, 2001 and is at a rental rate of $5,832 per month. Additionally, we lease 1,551 square feet of office space in San Jose, California for our research and development efforts. The San Jose lease expires August 31, 2003, is non-cancelable and is at a rental rate that ranges from $3,878 to $4,275 per month, plus increases in operating expenses.

Certain Relationships and Related Transactions

     During fiscal 2000, we loaned our Chairman, Lou L. Ross, $200,000, for which he signed a nine percent (9%) note payable to us, with a due date of December 1, 2000. As of September 30, 2000, we had recorded interest income and accrued interest receivable of $9,275. We extended the term of the note with Mr. Ross to December 1, 2001.

     In September 1999, Mr. Ross purchased from us 1,580,040 shares of restricted common stock in exchange for 840,000 shares of our common stock that he had held for more than one year. In connection with this transaction, we agreed to pay to Mr. Ross 4% of our gross revenue. Effective August 16, 2001, Mr. Ross has agreed to waive his right to receive 4% of our gross revenue in consideration for additional equity consideration to be determined by our board of directors.

     As described in the strategic alliance section of this prospectus, we have advanced $100,000 in pre-paid commissions to E4world Corp. Dr. Richard Kim, a director of our company, is a director of E4world Corp.

Executive Compensation

     The following table lists the total compensation for our Chief Executive Officer and Corporate Secretary, and each other executive officer whose total salary and non-cash compensation exceeded $100,000 for fiscal 2000, 1999 and 1998.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Securities
				Other		Under-
				Annual	Restricted	lying		All other
				Compen-	Stock	Options/	LTIP	Compen-
Name and		Salary(1)	Bonus	sation	Award(s)	SARs	Payout	sation
Principal Position	Year	($)	($)	($)	($)	(#)	($)	($)

Lou L. Ross, CEO and Chairman	2000	110,591	—	—	—	—	—	—
	1999	14,600	—	157,500 (2)	—	—	—	—
	1998	2,500	—	—	—	—	—	—

Majid Hashemi, President	2000	238,500	—	9,082,239 (2)	—	—	—	—

Vernon M. Traylor(3)	2000	117,591	—	531,360 (2)	—	—	—	—
	1999	68,700	—	216,000 (2)	—	—	—	—
	1998	22,500	—	55,000	—	—	—	—

(1)	Amounts shown include compensation we paid pursuant to independent contractor arrangements.

(2)	Restricted Common Shares valued at ninety percent of the closing sales price for the Common Shares on the date of issuance, issued in lieu of cash compensation.

(3)	Effective August 1, 2000, Mr. Traylor is no longer under contract with us.

     Our current officers that are not required to be listed in the foregoing table are: Sam Carr, Chief Financial Officer and Michael Grollman, President. Mr. Carr’s and Mr. Grollman’s respective employment agreements are summarized below.

Compensation/Employment Agreements

     Throughout fiscal 2000, we engaged Mr. Ross as an independent contractor. We have an arrangement with Mr. Ross that includes compensation of $9,500 per month, subject to our cash availability. In addition, in connection with an equity transaction in September 1999, Mr. Ross received the right to collect 4% of our gross revenues. However, Mr. Ross has waived that right as of March 31, 2001 for all past and current gross revenues. Effective December 1, 2000, Mr. Ross became one of our full time employees. We are in the process of negotiating the terms of his employment agreement.

     We appointed Mr. Hashemi as our President on September 1, 2000. Effective that date, we also contracted with Mr. Hashemi as an independent contractor, with an annual base compensation of $240,000, plus $12,000 annually to assist in the purchase of health insurance and other benefits. We entered into a one-year contract with Mr. Hashemi, with automatic renewals for terms of one year unless either Mr. Hashemi or we terminate the contract. On September 1, 2000 we paid Mr. Hashemi $100,000 as an initial payment for contracting with us. He also received 1.0 million restricted shares of our common stock in September, 2000. Mr. Hashemi’s independent contractor contract also called for the issuance of 250,000 shares of stock each on December 1, 2000, February 1, 2001 and April 1, 2001. Mr. Hashemi must return any and all of our stock issued to him and forfeit his rights to purchase additional stock in our company in the event that he is terminated for any reason other than death on or before January 1, 2003.

     Effective December 1, 2000, Mr. Hashemi became our employee under a one year, self renewing employment agreement with a base annual salary of $252,000. The 1,325,000 shares of restricted common stock previously granted to him have been exchanged for options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January 1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the quarter ended December 31, 2000. In the event we terminate Mr. Hashemi’s employment following a change in control or a sale of substantially all of our assets, Mr. Hashemi would receive one hundred fifty percent (150%) of his then current year’s annual salary.

     Mr. Grollman served as one of our independent contractors from October 7, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Grollman under a one year employment agreement to serve as our Chief Operating Officer. We appointed Mr. Grollman our President in April, 2001. His employment agreement automatically renews for additional one-year terms unless either party terminates it before the renewal. Mr. Grollman’s employment agreement calls for an annual gross salary of $180,000.00, payable semi-monthly. As part of his employment agreement, we granted Mr. Grollman 100,000 restricted shares of our common stock on December 1, 2000. Also on December 1, 2000, we granted Mr. Grollman fully vested options to purchase 500,000 shares of our common stock at the closing sale price as of December 1, 2000. We have included additional option grants in Mr. Grollman’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Grollman will receive 75,000 options at the whole dollar amount option price. Mr. Grollman’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Grollman has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all of our assets, our employment agreement with Mr. Grollman automatically terminates, and Mr. Grollman will receive 150% of his then current year’s annual salary.

     Mr. Carr served as one of our independent employment contractors from October 15, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Carr under a one-year employment agreement as our Chief Financial Officer. The employment agreement automatically renews for additional one-year terms unless either party terminates it prior to renewal. Mr. Carr’s employment agreement calls for an annual gross salary of $180,000, payable semi-monthly. Also in accordance with his employment agreement, on December 1, 2000, we granted Mr. Carr vested options to purchase 100,000 shares of our common stock at a price equal to 25% of the closing price per share on December 1, 2000. Also on December 1, 2000, we granted Mr. Carr 500,000 fully vested options to purchase shares of our common stock at the closing sale price of the shares on December 1, 2000. We have included additional option grants in Mr. Carr’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Carr will receive 75,000 options at the whole dollar amount option price. Mr. Carr’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Carr has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all our assets, our employment agreement with Mr. Carr automatically terminates, and Mr. Carr will receive 150% of the then current year’s annual salary.

Changes in and Disagreements with Accountants
on Accounting and Financial Disclosure

     None.

Where You Can Find More Information

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at

1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http:www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

     You should only rely upon the information included in or incorporated by reference into this prospectus, the exhibits to the prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

NATIONAL SCIENTIFIC CORPORATION

Financial Statements

Report of Independent Public Accountants

Board of Directors
National Scientific Corporation

     We have audited the accompanying balance sheets of National Scientific Corporation (a development stage Company) as of September 30, 2000 and 1999, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2000 and from September 30, 1997 (inception of development stage) through September 30, 2000. These financial statements are the responsibility of National Scientific’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements present fairly, in all material respects, the financial position of National Scientific Corporation as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2000 and from September 30, 1997 (inception of development stage) through September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that National Scientific will continue as a going concern. As discussed in Note 2 to the financial statements, National Scientific is in the development stage, has not yet generated significant revenues and is dependent upon raising capital from investors. Additionally, National Scientific has incurred aggregate losses during the past two years of over $9,500,000. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hurley & Company

Granada Hills, CA

December 1, 2000

Except Note 8, which is dated August 13, 2001.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Balance Sheets
September 30, 2000 and 1999

	2000	1999

ASSETS

Current Assets:

Cash and cash equivalents	$2,584,900	$62,185

Loan to officer	200,000	—

Other assets	105,556	—

Total current assets	2,890,456	62,185

Property and equipment, net	7,397	3,340

	$2,897,853	$65,525

LIABILITIES AND SHAREHOLDERS’ EQUITY

(DEFICIT)

Current Liabilities

Accounts payable and accrued expenses	$25,954	$19,917

Accrued interest	—	8,530

Total current liabilities	25,954	28,447

Long term note payable	—	110,000

Commitments, contingencies and subsequent events

(see notes)

Shareholders’ equity (deficit):

Common stock, par value $.01; 80,000,000

shares authorized, 47,195,768 and

36,544,289 shares issued and outstanding

at September 30, 2000 and 1999,

respectively	471,958	365,443

Additional paid-in capital	18,799,420	3,678,315

Less deferred stock compensation	(3,712,500)	—

Accumulated deficit	(12,686,979)	(4,111,680)

	2,871,899	(67,922)

Receivable for return of stock	—	(5,000)

Total shareholders’ equity (deficit)	2,871,899	(72,922)

	$2,897,853	$65,525

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Operations
For the Years Ended September 30, 2000, 1999, and Development Stage

			Development
	2000	1999	Stage

Revenues	$—	$—	$—

Costs and expenses

Consulting fees, related party	6,960,170	700,420	7,736,315

Salaries and benefits	—	—	73,706

Research and development	1,433,751	130,463	1,885,281

Stock compensation	50,320	40,916	155,276

Other	197,536	65,398	469,797

Total costs and expenses	8,641,777	937,197	10,320,375

Loss from operations	(8,641,777)	(937,197)	(10,320,375)

Other income (expense)

Interest and other income	71,667	1,280	72,947

Interest expense	(5,189)	(8,538)	(16,316)

Loss on disposal of assets	—	—	(28,555)

	66,478	(7,258)	28,076

Net loss	$(8,575,299)	$(944,455)	$(10,292,299)

Net loss per common share, basic and diluted	$(0.20)	$(0.03)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

			Number
	Number of	Par	of	Par
	Shares	Value	Shares	Value

Balance, September 30, 1999	36,544,289	$365,443	—	$—

Stock and options issued for services

Price per share ranged

$0.18 to $0.85	775,000	7,750	—	—

$1.74 to $2.70	606,797	6,067	—	—

$3.26 to $4.50	139,000	1,390	—	—

$5.12 to $6.92	236,832	2,369	—	—

$7.43 to $8.80	1,060,000	10,600	—	—

Deferred stock compensation	—	—	—	—

Private placement sold at:

$0.10	2,790,000	27,900	—	—

$0.36	975,000	9,750	—	—

Exercise of options and warrants

$0.05 to $0.10	348,000	3,480	—	—

$1.00	2,972,250	29,723	—	—

$1.50	120,000	1,200	—	—

Retired stock to collateralize loan	(500,000)	(5,000)	—	—

Stock converted by director family member	1,128,600	11,286	—	—

Net loss	—	—	—	—

Balance, September 30, 2000	47,195,768	$471,958	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional	Accumulated
	Paid-In Capital	Deficit	Total

Balance, September 30, 1999	$3,678,315	$(4,111,680)	$(67,922)

Stock and options issued for services

Price per share ranged

$0.18 to $0.85	397,620	—	405,370

$1.74 to $2.70	1,071,028	—	1,077,095

$3.26 to $4.50	457,884	—	459,274

$5.12 to $6.92	1,411,591	—	1,413,960

$7.43 to $8.80	7,929,921	—	7,940,521

Deferred stock compensation	(3,712,500)	—	(3,712,500)

Private placement sold at:

$0.10	251,100	—	279,000

$0.36	341,250	—	351,000

Exercise of options and warrants

$0.05 to $0.10	30,670	—	34,150

$1.00	2,942,527	—	2,972,250

$1.50	178,800	—	180,000

Retired stock to collateralize loan	—	—	(5,000)

Stock converted by director family member	108,714	—	120,000

Net loss	—	(8,575,299)	(8,575,299)

Balance, September 30, 2000	$15,086,920	$(12,686,979)	$2,871,899

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

			Number
	Number of	Par	of	Par
	Shares	Value	Shares	Value

Balance, September 30, 1998	25,331,849	$253,318	15,000	$1,500

Stock and options issued for services

Price per share ranged

$0.09 to $0.18	3,020,000	30,200	—	—

$0.20 to $0.29	145,000	1,450	—	—

Preferred stock offering at: $5.00	—	—	47,000	4,700

Preferred stock conversion	6,200,000	62,000	(62,000)	(6,200)

Private placement at: $0.25	400,000	4,000	—	—

Exercise of options and warrants $0.02 to $0.10	496,000	4,960	—	—

Issued stock to collateralize loan	500,000	5,000	—	—

Stock converted by director family member	451,440	4,515	—	—

Net loss	—	—	—	—

Balance, September 30, 1999	36,544,289	$365,443	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional	Accumulated
	Paid-In Capital	Deficit	Total

Balance, September 30, 1998	$2,823,491	$(3,167,225)	$(88,916)

Stock and options issued for services

Price per share ranged

$0.09 to $0.18	528,239	—	558,439

$0.20 to $0.29	33,110	—	34,560

Preferred stock offering at: $5.00	230,300	—	235,000

Preferred stock conversion	(55,800)	—	—

Private placement at: $0.25	96,000	—	100,000

Exercise of options and warrants $0.02 to $0.10	27,490	—	32,450

Issued stock to collateralize loan	—	—	5,000

Stock converted by director family member	(4,515)	—	—

Net loss	—	(944,455)	(944,455)

Balance, September 30, 1999	$3,678,315	$(4,111,680)	$(67,922)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

			Number
	Number of	Par	of	Par
	Shares	Value	Shares	Value

Balance, September 30, 1997	17,847,292	$178,473	—	$—

Stock issued for services	3,487,557	34,875	—	—

Private placement of

preferred stock	—	—	49,500	4,950

Exercise of warrants and options	547,000	5,470	—	—

Conversion of preferred to common stock	3,450,000	34,500	(34,500)	(3,450)

Contributed capital	—	—	—	—

Net loss	—	—	—	—

Balance, September 30, 1998	25,331,849	$253,318	15,000	$1,500

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional	Accumulated	Development
	Paid-In Capital	Deficit	Stage Deficit	Total

Balance, September 30, 1997	$2,160,780	$(2,394,680)	$—	$(55,427)

Stock issued for services	335,473	—	—	370,348

Private placement of

preferred stock	242,550	—	—	247,500

Exercise of warrants and options	100,888	—	—	106,358

Conversion of preferred to common stock	(31,050)	—	—	—

Contributed capital	14,850	—	—	14,850

Net loss	—	—	(772,545)	(772,545)

Balance, September 30, 1998	$2,823,491	$(2,394,680)	$(772,545)	$(88,916)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended September 30, 2000, 1999 and Development Stage

			Development
	2000	1999	Stage

Cash flows from operating activities:

Net loss	$(8,575,299)	$(944,455)	$(10,292,299)

Adjustments to reconcile net loss to net cash used in operating activities:

Noncash transactions:

Depreciation	1,792	1,336	10,019

Loss on disposal of assets	—	—	28,555

Stock issued for services	7,583,720	592,999	8,547,067

Changes in assets and liabilities:

Decrease in receivables	—	12,500	30,000

Increase in other assets	(105,556)	—	(94,985)

Increase in accounts payable and accrued expenses	6,037	2,090	3,375

Increase (decrease) in accrued interest	(8,530)	8,530	—

Net cash used in operating activities	(1,097,836)	(327,000)	(1,768,268)

Cash flows from investing activities:

Acquisition of property and equipment	(5,849)	—	(5,849)

Proceeds from the sale of furniture and equipment	—	—	4,660

Loan to officer	(200,000)	—	(200,000)

Net cash used in investing activities	(205,849)	—	(201,189)

Cash flows from financing activities:

Repayment of long-term note payable	(110,000)	—	(110,000)

Repayment of shareholder loans	—	—	(10,000)

Repayment of capital lease obligations	—	—	(1,819)

Proceeds from the issuance of preferred stock	—	235,000	482,500

			Development
	2000	1999	Stage

Proceeds from issuance of common stock	3,936,400	132,450	4,190,058

Net cash provided by

financing activities	3,826,400	367,450	4,550,739

Net increase in cash and cash

equivalents	2,522,715	40,450	2,581,282

Cash and cash equivalents, beginning

of year	62,185	21,735	3,618

Cash and cash equivalents, end of year	$2,584,900	$62,185	$2,584,900

Supplementary Disclosure of Cash Flow

Information

Cash paid during the year for

interest	$13,719	$8	$16,316

Cash paid during the year for income

taxes	$—	$—	$—

Summary of Non-Cash Investing and Financing Activities

     During 1999, National Scientific issued 451,440 shares of restricted common stock to a Director’s family member in consideration of the family members’ transfer of 320,000 shares of unrestricted common stock to investors in connection with a Company private placement.

     During 1998, National Scientific sold equipment for $4,660 in cash, with the purchaser assuming $9,252 in lease obligations.

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
Notes to Financial Statements
For the Years Ended September 30, 2000 and 1999

1.	Summary of Significant Accounting Policies.

The following is a summary of the significant accounting policies followed by National Scientific Corporation (the “Company” or “NSC”). The policies conform with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

a. Operations.

The Company was incorporated in Texas on June 22, 1953, as American Mortgage Co. On May 16, 1996, the Company changed its name to National Scientific Corporation. During 1996, the Company acquired the operations of Eden Systems, Inc. as a wholly-owned subsidiary. Eden was engaged in water treatment and the retailing of cleaning products. Eden’ s operations were sold on September 30, 1997. As such, management now considers NSC to be in the development stage. Since September 30, 1997, the Company has engaged its efforts in the research and development of semiconductor proprietary technology and processes and in raising capital to fund its operations and research.

b. Cash Equivalents.

Cash equivalents include money market accounts and other short-term investments with an original maturity of three months or less. At September 30, 2000, the Company had cash of approximately $2,585,000, which exceeded federally insured limits.

c. Property and Equipment.

Property and equipment are recorded at cost and are being depreciated over estimated useful lives of three to five years using the straight-line method.

d. Advertising and Promotion Costs.

Advertising and promotion costs, which totaled $17,512 in 2000 and $3,476 in 1999 are expensed as incurred.

e. Stock Options.

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of the option equals the market price of the underlying stock on the date of the grant. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation.”

f. Income Taxes.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting For Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

g. Research and Development/Patents.

Both research and development and the costs associated with obtaining patents have been expensed as incurred. Patent costs are expensed, since the Company has not yet developed products, which have gained market acceptance.

h. Net Loss Per Share.

Net loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of shares outstanding during the period, which were 43,707,159 and 31,111,746 for the years ended September 30, 2000 and 1999, respectively. Stock options and warrants are considered antidilutive and were not considered in the calculation.

2.	Development Stage Operations and Going Concern Uncertainty.

While in the development stage, the Company experienced significant operating losses during 2000 and 1999, of approximately $8,600,000 and $1,000,000, respectively, which raise substantial doubt about the Company’s ability to continue as a going concern. Of the total net operating losses, approximately $7,600,000 and $600,000 related to stock issued for services in 2000 and 1999, respectively.

During the year ended September 30, 2000, the Company raised approximately $3,900,000 from sale of its common stock; and subsequent to September 30, 2000 has raised an additional $577,450 from the exercise of common stock warrants. Management believes that its current cash position (over $2,500,000 at September 30, 2000) will be adequate to fund operations and research for the next fiscal year, until the Company can generate revenues. The Company is also seeking other financing sources that will further enhance its liquidity. However, there can be no assurance that these actions will be successful. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of the recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3.	Property and Equipment.

Property and equipment consists of the following at September 30, 2000 and 1999:

	2000	1999

Computer equipment	$8,906	3,057

Office furniture	3,623	3,623

	12,529	6,680

Less: accumulated depreciation	5,132	3,340

	$7,397	3,340

4.	Long-Term Note Payable.

In February 1999, the Company issued a $110,000 promissory note to an individual, who had previously loaned money to Eden Systems, Inc., the Company’s former subsidiary. The loan’s terms provided for interest at 10% per annum through December 31, 2000, at which time all interest and principal were due. The loan was secured by 500,000 shares of the Company’s common stock. The Company repaid the loan in March, 2000, and redeemed the 500,000 shares of common stock.

5.	Private Placement of Common and Preferred Stock.

On March 15, 1998, the Company offered $250,000 of preferred stock at $5,000 per unit. Each unit consisted of 1,000 shares of convertible preferred stock and 100,000 Class A common stock purchase warrants. The preferred stock was non-voting and each unit was convertible into 100,000 shares of common stock. The A warrants are exercisable at $1 per share and were to expire March 15, 2000. On October 8, 1998, the Company elected to offer an additional 50 units under the terms of the March 15, 1998 offering. The offering expired July 31, 1999. In conjunction with this offering, the expiration date of the warrants was extended until December 31, 2000. All preferred stock was converted to common stock at September 30, 1999. This offering resulted in net proceeds to the Company of $482,500.

On August 1, 1999, the Company commenced a $300,000 offering at $10,000 per unit. Each unit consisted of 30,000 shares of unrestricted common stock that was to be transferred to the investor by the spouse of the Chairman of the Company, 40,000 shares of restricted common stock and 50,000 Class A common stock warrants. The Class A warrants are exercisable at $1.50 per share and expire on December 31, 2001. The offering was amended twice and each unit was revised to consist of 5,000 shares of unrestricted common stock to be transferred to investors by the spouse of the Chairman of the Company, 25,000 shares of restricted common stock and 50,000 warrants. The offering generated $750,000 to the Company from the sale of 3,765,000 shares of common stock.

In consideration of the transfer by the spouse of the Chairman of the Company of an aggregate of 840,000 shares of unrestricted common stock owned by her in connection with the foregoing offering, the Company, at her direction, issued to its Chairman 1,580,040 shares of restricted common stock and agreed that the Chairman would receive 4% of all future corporate gross revenues generated from the sale of the Company’s products.

In conjunction with the August 1, 1999 offering, the Company agreed to issue one share of common stock to two key consultants for each dollar raised, provided the offering generated a minimum of $150,000. The maximum number of shares to be issued to each consultant was 300,000. A liability of $15,000 was accrued for issuance of the stock at September 30, 1999. Since the offering was successful, 600,000 shares of restricted common stock were issued that were valued at $1,180,800. The Company also issued 300,000 shares to a key consultant during the year ended September 30, 2000 in conjunction with attaining goals related to the Company’s stock.

During the fiscal year ended September 30, 2000, 2,972,250 warrants to purchase common stock were exercised at an exercise price of $1.00 per share each and 120,000 warrants to purchase common stock were exercised at an exercise price of $1.50 per share each generating a total of $3,152,250.

6.	Lease Commitments.

The Company leases its headquarters in Phoenix, under a non-cancelable operating lease, which expires on September 30, 2001. The lease requires monthly payments of $4,320 plus sales taxes and contains no renewal or purchase options. On August 17, 2000 the Company entered into a three-year non-cancelable operating lease for the San Jose office, which expires on August 31, 2003. The lease requires monthly payments which range from $3,878 to $4,275 plus increases in operating expenses. It contains no renewal or purchase options.

Future minimum lease obligations at September 30, 2000 are as follows:

Year ending September 30,

2001	$98,569

2002	49,056

2003	47,025

$194,650

Rent expense for the years ended September 30, 2000 and 1999 was approximately $32,840 and $26,500, respectively.

7.	Income Taxes.

Deferred income taxes consist of the following at September 30, 2000 and 1999:

	2000	1999

Tax Benefit of net operating loss carryforwards and startup costs	$3,860,000	$430,000

Valuation allowance	(3,860,000)	(430,000)

	$—	$—

           A reconciliation of expected to actual taxes follows:

Expected federal and state tax recovery at 40%	$(3,430,000)	$(379,000)

Tax benefits not realized – valuation allowance	3,430,000	379,000

Financial statement recovery of income taxes	$—	$—

The Company has recorded valuation allowances to offset the value of deferred tax assets, since it has recorded losses from operations since 1996 and the utilization of those assets is uncertain. During fiscal 2000 and 1999, the valuation allowance increased by $3,430,000 and $379,000 respectively.

The Company has net operating loss carryforwards of approximately $9,650,000 at September 30, 2000, which may be used to offset future federal taxable income through 2020 and state taxable income through 2005.

Due to changes in ownership during 1996, the Company expects that the availability of losses generated prior to that time will not be significant. Valuation allowances would be recorded to offset any value assigned, since the Company is in the development stage and has recorded losses from operations for several years.

8.	Related Party Transactions.

The Company incurred professional and consulting fees, in connection with product research and development and operations of approximately $11,804,000 and $793,000 to various officers and key consultants of the Company during the years ended September 30, 2000 and 1999, respectively. Of this amount, $3,712,500 is being deferred and amortized over the term of the employment contract.

The above fees have been restated as of August 13, 2001 to reflect a 10% discount from the market price of the common stock to allow for the lack of liquidity and market uncertainty of issued restricted shares in lieu of cash. This change in estimate was to increase the value of the stock and related compensation by approximately $4,000,000.

For the two years ended September 30, 2000 and the two months ended November 30, 2000, the Company purchased services from officers and consultants under independent contractor agreements. The Company did not have any employees during this period, and as a result, reported no salaries and benefits expense. Compensation to officers and consultants has been recorded as "Consulting fees, related party" or "Research and development" according to the nature of the expense.

On September 1, 2000, Dr. Majid Hashemi became President of the Company, and as partial compensation for his independent contractor agreement to serve as President and Chief Technical Officer, he was issued 1,000,000 shares of common stock, restricted by Section 144. Compensation expense for this share issuance of $5,369,739 has been recorded as Stock Compensation. The contract has a term of three years. As a result, $3,712,500 is being deferred and amortized over the term of the employment contract.

Loan to officer consists of a $200,000, 10% promissory note from its chairman due December 1, 2000. As of September 30, 2000, the Company has recorded interest income and accrued interest receivable of $9,275. In December 2000, the Board authorized the extension of the loan to officer until December 1, 2001.

Substantially all officers have employment contracts, many of which include termination clauses and the granting of stock or options.

9.	Sale of Subsidiaries.

Effective September 30, 1997, the Company sold its interest in both the water treatment and retail divisions of Eden Systems, Inc. The Company was to receive a down payment of $25,000 and additional payments based upon a percentage of the future sales generated by Eden’s acquirers. The Company received $25,000 from the sale during the year ended September 30, 1997 and $12,500 during the year ended September 30, 1999. No additional payments have been received since that time, nor does management expect to receive any additional payments related to the sale.

10.	Disclosures About Fair Value of Financial Instruments.

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular instrument. Changes in assumptions could significantly affect the estimates.

Since the fair value is estimated as of September 30, 2000, the amounts that will actually be realized or paid at settlement of the instruments could be significantly different.

The carrying amount of cash and cash equivalents is assumed to be their fair value because of the liquidity of these instruments. Accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The recorded balance of the note receivable from an officer is assumed to be the fair value, since the rate specified in the note approximates current market rates.

11.	Stock Options.

The Company from time to time issues stock options for the purchase of restricted stock to directors, officers, employees and consultants. The Company does not have a qualified stock option plan for its executives and employees.

The Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Under the terms of the Company’s stock options granted to certain directors, officers and consultants, the Board of Directors, at its sole discretion, will determine when certain options granted shall be fully vested and exercisable. At September 30, 2000, all outstanding stock options were vested, and fully exercised.

In accordance with FAS 123, which was effective as of January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years; dividend yield of 0%, risk-free interest rate of 6%, and expected option life of 2.5 years. Expected volatility was assumed to be 50% in both 1999 and 2000.

		Weighted
		Average	Weighted
	Number of	Exercise	Average
	Shares	Price	Fair Value

Options Outstanding, September 30, 1998	318,000	.09	.18

Granted	270,000	.09	.17

Exercised	(496,000)	.10	.16

Canceled	—	—	—

Options Outstanding, September 30, 1999	92,000	.09	.17

Granted	256,000	.10	.19

Exercised	(348,000)	.10	.17

Canceled	—	—	—

Options Outstanding, September 30, 2000	—

12.	Subsequent Events.

On November 13, 2000, the Company filed a legal action against a former director and officer of Company and his spouse. The Company’s complaint alleges that certain sales and subsequent purchases of the Company’s common stock are in violation of §16(b) of the Securities and Exchange Act of 1934, 15 U.S.C. §78p(b). The Company claims that both the sale and purchase transactions were ordered and completed within a six-month restriction period. Section §16 (b) of the Act requires that any profits realized by an officer and or director from the purchase and sale within a six month period are subject to disgorgement and must be returned to the Company. The Company has asked for an accounting of these transactions and disgorgement of any profits made on the sales and purchases of the Company’s common stock within the restricted time period.

Effective December 1, 2000, the Company began employing its management team. During the two fiscal years ended September 30, 2000 and the two months ended November 30, 2000, the Company purchased services from the officers, researchers and others as independent contractors. Effective December 1, 2000 the Company began employing a total of eight individuals, including the executive team. Compensation to the independent contractors prior to December 1, 2000 has been reported as "Consulting fees, related party" in the accompanying financial statements.

In December 2000, the Board of Directors of the Company approved the Company’s 2000 Stock Option Plan. Currently 7,000,000 shares of common stock are reserved for issuance upon exercise of options granted under the 2000 Plan. The 2000 Plan will be submitted to the Company’s shareholders for approval at the Company’s 2001 Annual Meeting of Shareholders.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Balance Sheet
June 30, 2001

2001

ASSETS

Current assets:

Cash and cash equivalents	$835,411

Advances to affiliates	240,000

Inventory	264,500

Loan to officer	200,000

Notes receivable	100,000

Other assets	78,914

Total current assets	$1,718,825

Property and equipment, net	138,647

Deferred offering costs	100,265

$1,957,737

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable and accrued expenses	$279,781

Line of credit	200,000

Total current liabilities	$479,781

Shareholders’ equity (deficit):

Preferred stock, par value $.10; 4,000,000 shares authorized, No shares issued and outstanding	—

Common stock, par value $.01; 120,000,000 shares authorized 47,357,498 shares issued and outstanding	473,575

Additional paid-in-capital	20,399,178

Common stock options exercisable	1,853,817

Accumulated deficit	(21,248,614)

Total shareholders’ equity	1,477,956

$1,957,737

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Operations
For the Quarters Ended and Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

					Cumulative
	Three Months Ended		Nine Months Ended		Development
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000	Stage

Revenues	$299,000	$—	$616,780	$—	$616,780

Cost of sales	293,250	—	605,250	—	605,250

Gross profit	5,750	—	11,530	—	11,530

Operating expenses

Salaries and benefits	332,464	—	717,497	—	791,203

Consulting fees, related party	—	500,450	422,008	2,630,457	8,158,323

Research and development	506,345	706,768	1,020,606	1,003,054	2,905,887

Stock compensation	—	—	5,664,842	50,320	5,820,118

Other	260,449	47,530	839,084	151,145	1,308,881

	1,099,258	1,254,748	8,664,037	3,834,976	18,984,412

Loss from operations	(1,093,508)	(1,254,748)	(8,652,507)	(3,834,976)	(18,972,882)

Other income (expense)

Interest and other income	19,198	26,628	91,105	39,788	164,052

Interest expense	(233)	—	(233)	(5,189)	(16,549)

Loss on disposal of assets	—	—	—	—	(28,555)

	18,965	26,628	90,872	34,599	118,948

Loss before income tax	(1,074,543)	(1,228,120)	(8,561,635)	(3,800,377)	(18,853,934)

Provision for income taxes	—	—	—	—	—

Net loss	$(1,074,543)	$(1,228,120)	$(8,561,635)	$(3,800,377)	$(18,853,934)

Net loss per common share, basic and diluted	$(0.02)	$(0.03)	$(0.18)	(0.09)

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Cash Flows
For the Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

			Cumulative
	Nine Months Ended		Development
	June 30, 2001	June 30, 2000	Stage

Cash flows from operating activities:

Net loss	$(8,561,635)	$(3,800,377)	$(18,853,934)

Adjustments to net loss:

Depreciation	13,345	1,002	23,364

Loss on disposal of assets	—	—	28,555

Stock and options issued for services	2,163,462	3,138,287	14,423,029

Deferred stock compensation	3,712,500	—	—

Advances to affiliate	(240,000)	—	(240,000)

Increase in inventory	(264,500)	—	(264,500)

Deferred offering costs	(100,265)	—	(100,265)

Decrease in receivables	—	—	30,000

(Increase) decrease in other assets	26,642	(76,568)	(68,343)

Increase (decrease) in accounts payable and accrued expenses	253,827	2,946	257,202

Increase (decrease) in accrued interest expense	—	(8,530)	—

Net cash used in operating activities	(2,996,624)	(743,240)	(4,764,892)

Cash flows from investing activities:

Loans issued	(200,000)	—	(200,000)

Repayment of loans	100,000	—	100,000

Acquisition of property and equipment	(144,595)		(150,444)

Proceeds from the sale of furniture and equipment	—	—	4,660

Net cash used in investing activities	(244,595)	—	(245,784)

Cash flows from financing activities:

Draws on the line of credit	200,000	—	200,000

Loan to officer	—	(200,000)	(210,000)

Repayment of notes payable	—	(110,000)	(110,000)

Repayment of capital lease obligations	—	—	(1,819)

Proceeds from the issuance of common stock	1,291,730	2,773,000	5,481,788

Proceeds from the issuance of preferred stock	—	—	482,500

Proceeds from the exercise of common stock options	—	32,150	—

Net cash provided by financing activities	1,491,730	2,495,150	5,842,469

Net (decrease) increase in cash and cash equivalents	(1,749,489)	1,751,910	831,793

Cash and cash equivalents, beginning of period	2,584,900	62,185	3,618

Cash and cash equivalents, end of period	$835,411	$1,814,095	$835,411

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Cash Flows
For the Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

Supplementary Disclosure of Cash Flow Information

			Cumulative
	Nine Months Ended		Development
	June 30, 2001	June 30, 2000	Stage

Cash paid during the period for interest	$233	$—	$2,830

Cash paid during the period for income taxes	$50	$—	$50

Summary of Non-Cash Investing and Financing Activities

During the quarter-ended December 31, 1999, the Company issued 1,128,600 shares of restricted common stock to a Director’s family member in exchange for 580,000 shares of unrestricted common stock.

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit)
For the Nine Months Ended June 30, 2001

	Common Stock		Preferred Stock
						Additional
	Number of	Par	Number of	Par	Paid-In	Accumulated
	Shares	Value	Shares	Value	Capital	Deficit	Total

Balance, September 30, 2000	47,195,768	$471,958	—	$—	$15,086,920	$(12,686,979)	$2,871,899

Stock issued for services

Stock issued for services @ $0.92	100,000	1,000	—	—	164,600	—	165,600

Stock issued for services @ $0.86	15,000	150	—	—	23,070	—	23,220

Stock issued for services @ $2.40	5,000	50	—	—	21,550	—	21,600

Stock issued for services @ $0.74	75,000	750			98,475		99,225

Exercise of warrants and options	1,291,730	12,917	—	—	1,278,813	—	1,291,730

Amortization of stock compensation	—	—	—	—	3,712,500	—	3,712,500

Exchange of stock for options	(1,325,000)	(13,250)	—	—	13,250	—	—

Common stock options exercisable	—	—	—	—	1,853,817	—	1,853,817

Net loss	—	—	—	—	—	(8,561,635)	(8,561,635)

Balance, June 30, 2001	47,357,498	$473,575	—	$—	$22,252,995	$(21,248,614)	$1,477,956

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION

Notes To Financial Statements

1. Basis of Presentation

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. The results of operations for the three-month and nine-month periods ended June 30, 2001, are not necessarily indicative of the results to be expected for the full fiscal year.

     In conjunction with the Company’s filing a registration statement on Form SB-2, certain adjustments were required to account for the fair value of stock issued to officers and consultants during the two fiscal years ended September 30, 2000 and the nine months ended June 30, 2001. The Company is in the process of restating financial statements during these periods. As a result of these changes in estimated values, additional compensation expense was recorded increasing the accumulated deficit. An equal amount has correspondingly been recorded to increase additional paid in capital, leaving the total equity of the Company unchanged.

     These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-KSB for the fiscal year ended September 30, 2000.

2. Revenues

     We are a development stage company. Revenues generated during the three and nine month periods ended June 30, 2001, totaled $299,000 and $616,780, respectively, and resulted from the export of electronic products we purchased from a third party. The export of purchased product is not representative of the principal operations of the Company, which is the development and commercialization of patented technology. Therefore, the Company remains in the development stage. The profit margins are low on these exports, but generate some cash to allow the Company to continue to grow its corporate infrastructure and implement its business plan.

3. Employment Agreements

     The Company previously entered into an employment agreement with Dr. Hashemi effective as of December 1, 2000. The 1,325,000 shares of restricted common stock previously granted to him have been exchanged for options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January

1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the fiscal quarter ended December 31, 2000.

     Effective December 1, 2000, the Company began employing its management team. During the two fiscal years ended September 30, 2000, the Company engaged members of its management team, researchers and others on an independent contractor basis. Effective December 1, 2000 the Company began employing a total of eight individual, including the executive team. Compensation to the independent contractors prior to December 1, 2000 has been reported as “Consulting fees, related party” in the accompanying financial statements. Effective December 1, 2000, compensation paid to all employees is included in “Salaries and benefits”.

     In connection with an equity transaction in September 1999, the Board of Directors granted the Company’s chairman, Mr. Lou Ross, the right to receive four percent (4%) of the Company’s gross revenue. Mr. Ross has waived his right to collect any of these amounts through the date of these financial statements.

4. Line of Credit

     In March 2001, the Company established a line of credit with Wells Fargo HSBC Trade Bank totaling $500,000. The line of credit is collateralized with deposits at Wells Fargo Bank. Borrowings under the line of credit bear interest at the prime rate for Wells Fargo Bank, National Association. At June 30, 2001, there was $200,000 outstanding under the line of credit.

5. Equity Line of Credit

     In May 2001, the Company entered into a common stock purchase agreement with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and sale of shares of the Company’s common stock. This stock purchase agreement establishes an equity line of credit. Under this arrangement, the Company, at its sole discretion, may make up to 24 draw down requests over a two year period, pursuant to which Coriander Enterprises Limited is obligated to purchase up to $24 million of the Company’s common stock, at prices that will vary based upon the market price of the common stock, but will be below the market price of the common stock at the time of any issuance. Changes in the market price and/or trading volume of the Company’s common stock may limit the Company’s ability to draw down all $24 million under the equity line of credit. In June 2001, the Company filed a registration statement on Form SB-2 for the resale of the securities issuable pursuant to the purchase agreement was filed with the SEC. The Form SB-2 is currently under review by the SEC and has not been declared effective by the SEC.

     Costs incurred to establish the equity line of credit, including legal, accounting, SEC filing fees, and other financing related costs totaling $100,265 have been accumulated in deferred offering costs on the balance sheet. These costs will be amortized over the 24 month life of the equity line of credit when the financing has been declared effective by the Securities and Exchange Commission.

6. Issuance of Common Stock

     During the three months ended June 30, 2001, the Company issued 75,000 shares of restricted common stock valued at $99,225 to a consultant for services rendered. During the three months ended March 31, 2001, there were no issuances of common stock. During the three months ended December 31, 2000, the Company received $1,291,730 and issued 1,291,730 shares of restricted common stock in connection with the exercise of its outstanding $1.00 common stock warrants. The Company also issued 100,000 shares of restricted common stock valued at $165,600 to consultants and principals as compensation for services rendered. Also during the three months ended December 31, 2000, the Company issued 20,000 shares of restricted common stock valued at $44,820 to consultants as compensation for services rendered.

     During the nine months ended June 30, 2000, the Company received $750,000 from the private placement of common stock. In conjunction with the private placement, the Company issued 600,000 shares of restricted stock valued at $1,180,800 to a principal and a consultant of the Company. Also during the nine months ended June 30, 2000, the Company issued 1,078,151 shares of restricted common stock to consultants as compensation for services rendered. The stock was valued at 90% of the market price of the stock on the dates issued and earned.

7. Stock Options

     The Company from time to time issues stock options for the purchase of common stock to directors, officers, employees and consultants. The Company adopted a qualified stock option plan for its executives and employees in December 2000 (the “Plan”).

     The Company adopted Accounting Practices Bulletin (“ABP”) Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for the Plan. Accordingly, for employees and directors compensation expense is equal to the difference between the exercise price of the options granted and the fair value of the common stock at the date of grant. Compensation expense of $55,125 was recognized for the fiscal quarter ended June 30, 2001. Under the terms of the Company’s stock options granted to certain directors, officers, employees and consultants, the Board of Directors, at its sole discretion, determines at the time of grant when certain options granted shall be fully vested and exercisable. At June 30, 2001, there were outstanding vested options to purchase an aggregate of 4,560,001 shares of common stock at exercise prices ranging from $0.29 to $3.00 and un-vested options to purchase an aggregate of 334,500 shares of common stock at exercise prices ranging from $0.34 to $2.06.

     In accordance with APB Opinion 25, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma footnote purposes with the following assumptions used for grants in all years; dividend yield of 0%, risk-free interest rate of 5%, and expected option life of 5 years. Expected volatility was assumed to be 100% as of the date of issue.

	Number of	Weighted Average
	Shares	Exercise Price

Options Outstanding, September 30, 2000	—	—

Granted	5,006,168	$1.00

Forfeited	(111,667)	$0.95

Exercised	—	—

Options Outstanding, June 30, 2001	4,894,501	$1.00

     Had the Company fully adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” the loss from operations for the fiscal quarter and nine months ended June 30, 2001, would have increased approximately $30,000 and $3.0 million, respectively. The resulting basic loss per share would have increased by $0.00 and $0.06 for the three-month and the nine-month periods ended June 30, 2001, respectively.

8. Loan to Officer

     During the fiscal quarter ended December 31, 2000, the Company renewed a loan payable to a director and officer for $200,000, bearing interest at 10% per annum and due on December 1, 2001. As of June 30, 2001, accrued interest on this note totaled $24,275.

9. Advances to Affiliate

     In May, 2001, we entered into an exclusive distribution agreement with Phoenix Semiconductor, Inc. (“PSI”), which grants us the exclusive right to purchase and distribute power management electronic devices using Thyristor™ and related technologies. Thyristors are electronic components that are needed for protection of electronic circuits in virtually all telecommunications and computer equipment. We have engaged PSI to manufacture the thyristors, and intend to sell the products to retailers, wholesalers and other customers under our own brand name. Our agreement calls for us to advance funds to PSI for the purchase of raw material and to fund manufacturing costs for a period of time until the sales of the products provide cash flow. The contract also provides that we pay to PSI a license fee based on a percentage of revenue that we earn on the sales of the licensed products.

10. Notes Receivable

     In January 2001, the Company loaned $100,000 to an entity bearing interest at the rate of 12% per annum. The Chairman of the Board of the entity is also a director of the Company. The loan is currently due.

11. Net Loss Per Share

     Net loss per common share is based upon the weighted average shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents, but are anti-dilutive, for purposes of computing diluted net loss per common share. The following is a summary of the computation of net loss per common share (amounts in thousands except shares and per share amounts):

	Three months ended		Nine months ended
	June 30,		June 30,

	2001	2000	2001	2000

Basic net income (loss) per common share:

Net income (loss)	$(1,074,543)	$(1,228,120)	$(8,561,635)	$(3,800,377)

Weighted average common shares	47,339,366	44,656,261	47,508,804	42,794,744

Basic per share amount	$(0.02)	$(0.03)	$(0.18)	$(0.09)

     No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling securityholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

18,602,180 SHARES

NATIONAL SCIENTIFIC CORPORATION

COMMON STOCK

PROSPECTUS

___________________, 2001

PART II

Information Not Required In The Prospectus

Item 24. Indemnification of Directors and Officers

Articles of Incorporation

     Our articles of incorporation provide that no director shall incur liability to our company or our shareholders for monetary damages resulting from an act or omission in a director’s capacity as a director occurring after August 31, 1987, except for:

•	Any breach of the director’s duty of loyalty to our shareholders and us.

•	Acts and omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law.

•	Any transaction from which a director received an improper benefit.

•	Acts or omissions for which the liability of a director is expressly provided by statute.

•	Acts related to an unlawful stock repurchase or dividend.

Texas General Corporation Law

     Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that the person:

•	conducted himself or herself in good faith;

•	reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation’s best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and

•	in the case of any criminal proceeding had no reasonable cause to believe that his or her conduct was unlawful.

     A person entitled to indemnification under these provisions may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses he or she actually incurs in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation.

Commission Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to contracts, statutes, or otherwise, the SEC has advised us that in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether our indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Indemnification Agreements

     We have recently entered into indemnification agreements with our officers and directors providing for our indemnification of our officers and directors to the fullest extent allowed under Texas law.

     We have agreed to provide customary indemnification to Coriander Enterprises for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and prospectus, except as they relate to information supplied by Coriander Enterprise Limited to us for inclusion in the registration statement and prospectus.

     We also have agreed to indemnify Ladenburg Thalmann and its representatives, affiliates and controlling persons from and against all liabilities, damages, and expenses arising out of the following:

•	Any of our actions or failure to act and/or any action or failure to act of our affiliates, employees or agents in connection with this prospectus or final prospectus.

•	Any untrue statement or alleged untrue statement of material fact contained in any of the financial or other information contained in this prospectus or final prospectus.

•	The omission or alleged omission of a material fact required to be stated in this prospectus or prospectus in or necessary to make the statements in this prospectus or prospectus not misleading.

     We do not have an obligation to indemnify the Ladenburg Thalmann for any liabilities, damages or expenses if it is finally and judicially determined that the Ladenburg Thalmann incurred such liabilities, damages or expenses from Ladenburg Thalmann’s gross negligence or bad faith.

Item 25. Other Expenses of Issuance and Distribution

     The following table sets for the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of securities being offered. All amounts indicated are estimates:

Registration Fee	$6,345

Accounting fees and expenses	$15,000

Printing and engraving	$50,000

Blue sky and legal investment fees and expenses	$5,000

Legal fees and expenses	$150,000

Miscellaneous fees and expenses	$10,000

Total	$236,345

Item 26. Recent Sales of Unregistered Securities

     During the fiscal years ended September 30, 1999 and 2000, we sold unregistered securities in the transactions described below.

     On March 15, 1998, we offered $250,000 worth of our preferred stock at $5,000 per unit. The offering expired July 31, 1999. Each unit consisted of 1,000 shares of convertible preferred stock and 100,000 common stock purchase warrants. The preferred stock was non-voting and each unit was convertible into 100,000 shares of common stock. The warrants were exercisable at $1 per share and scheduled to expire March 15, 2000. On October 8, 1998, we decided to offer an additional 50 units under the terms of the March 15, 1998 offering. In conjunction with this offering, the expiration date of the warrants was extended until December 31, 2000. All preferred stock has been converted to common stock as of September 30, 1999. We received net proceeds in the sum of $482,500.

     On August 1, 1999, we commenced a $300,000 offering at $10,000 per unit. Each unit initially consisted of 40,000 shares of restricted common stock, a warrant to purchase 50,000 shares of our common stock, and 30,000 shares of our common stock offered by the wife of Lou Ross, our chairman. Each warrant issued in this offering has an exercise price of $1.50 per share and expires on December 31, 2001. We subsequently amended this offering so that each unit consisted of 25,000 shares of our common stock a warrant to purchase 50,000 shares on the same terms and conditions as the initial offering, and 5,000 shares offered by the wife of Lou Ross. We also issued an aggregate of 600,000 shares of our restricted stock to two key consultants and such shares had an aggregate value of $72,000. This offering generated $750,000 for us and resulted in the issuance of 3,765,000 shares of our common stock.

     In consideration of the 840,000 shares sold by Lou Ross’ wife in the foregoing August 1, 1999 offering, we issued to her 1,580,040 shares of our restricted common stock and agreed that the Lou Ross would receive 4% of all our future corporate gross revenues generated from the sale of our products.

     During the fiscal year ended September 30, 2000, 2,972,250 warrants to purchase an aggregate of 2,972,250 shares of our common stock were exercised at an exercise price of $1.00 per share and warrants to purchase an aggregate of 120,000 shares of our common stock were exercised at an exercise price of $1.50 per share generating aggregate proceeds of $3,152,250.

     In conjunction with the consummation of the draw down facility/equity line of credit, we issued warrants to purchase 412,201 shares of our common stock to each of Coriander Enterprises and Ladenburg Thalmann. Each warrant has a per share exercise price of $1.67.

     From time to time, we have granted stock options to employees. The following table sets forth information regarding the grants during the indicated time periods:

	Number of Shares
		Weighted Average
	Granted	Exercise Price

October 1, 1998 through September 30, 1999	318,000	$0.09

October 1, 1999 through September 30, 2000	256,000	$0.10

October 1, 2000 through July 31, 2001	5,006,168	$1.00

     No underwriters were involved in connection with these sales and issuances. The sales and issuances of these securities that we issued were exempt from registration under the Securities Act of 1933 pursuant to (1) Section 4(2) thereof, on the basis that the transactions did not involve a public offering and that each of the individuals participating in the offering was an accredited investor within the meaning of the Securities Act of 1933, or (2) Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701.

Item 27. Exhibits

     See the Exhibit Index located immediately following the signature page of this registration statement.

Item 28. Undertakings

     1.     The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the Registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2.     The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3.     The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5.     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, State of Arizona, on August 16, 2001.

NATIONAL SCIENTIFIC CORPORATION

By: /s/ Michael A. Grollman Michael A. Grollman President

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Lou L. Ross	Chief Executive Officer, Chairman of the Board	August 16, 2001

/s/ Michael A. Grollman Michael A. Grollman	President, Director	August 16, 2001

* Sam H. Carr	Chief Financial Officer Director	August 16, 2001

* Dr. Richard C. Kim	Director	August 16, 2001

*	Director	August 16, 2001
Charles E. Martin

* /s/ Michael A. Grollman Attorney in Fact

Exhibits

     The Exhibits and Financial Statement Schedules to the Registration Statement are listed in the Exhibit Index, which appears in this Registration Statement and is hereby incorporated herein by reference.

Exhibit
Number	Description

2.1	Common Stock Purchase Agreement*

2.2	Form of Warrant*

2.3	Escrow Agreement*

2.4	Registration Rights Agreement*

3.1	Articles of Incorporation(1)

3.2	Bylaws(1)

5.1	Legal Opinion of Squire, Sanders & Dempsey L.L.P.*

10.1	Employment Agreement between National Scientific Corporation and Sam H. Carr(4)

10.2	Employment Agreement between National Scientific Corporation and Michael A. Grollman(4)

10.3	Amended and Restated 2000 Stock Option Plan(3)

10.4	Master Purchase and Licensing Contract, dated January 12, 2001, between National Scientific Corporation and Sungil Computech(3)

10.5	Master Purchase and Licensing Contract, dated January 12, 2001, between National Scientific Corporation and Maroo Electrotech Co. Ltd.(3)

10.6	Master Purchase and Licensing Agreement, dated January 12, 2001, between National Scientific Corporation and Ozaki Korea Co., Ltd.(3)

10.7	Employment Agreement, dated December 1, 2000, between National Scientific Corporation and Majid Hashemi(2)

10.8	Letter Agreement, dated January 4, 2001, between E4World Corp. and National Scientific Corporation(2)

10.9	Exclusive Distributorship Agreement dated May 8, 2001, between National Scientific Corporation and Phoenix Semiconductor, Inc.*

10.10	Lease Agreement between National Scientific and Borelli Investment Company, dated August 17, 2000.*

10.11	Lease & Service Agreement between National Scientific and Targun Properties, Inc., dated October 1, 2000.*

10.12	Credit Agreement between National Scientific and Wells Fargo HSBC Trade Bank, N.A., dated March 29, 2001.*

10.13	Memorandum of Understanding between National Scientific and AIC Semiconductor Sdn. Bhd., dated June 21, 2001.*

10.14	Teaming Agreement between National Scientific and Ramtron International Corporation, dated March 2, 2001.*

10.15	Memorandum of Understanding between National Scientific and UMC Group (USA), dated March 28, 2000.*

Exhibit
Number	Description

10.16	Developmental Licensing Agreement between National Scientific and TEMEX, dated June 26, 2001.*

10.17	Single Principal Payment Note in the sum of $200,000, made by Lou L. Ross in favor of National Scientific Corporation, dated December 1, 1999.*

10.18	Agreement between National Scientific and Microelectronics Research Center, dated May 5, 2001.

23.1	Consent of Hurley & Company

23.2	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5.1)

24	Power of Attorney (included on signature page)*

*	Previously filed.

(1)	Incorporated by reference to the Registrant’s Form 10-SB filed on or about January 3, 2000.

(2)	Incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended March 31, 2001 and filed on or about May 15, 2001.

(3)	Incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended December 31, 2000 and filed on or about February 14, 2001.

(4)	Incorporated by reference to the Registrant’s Form 10-KSB for the year ended September 30, 2000 and filed on or about December 19, 2000.